SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2001,
              PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

REPORT

FOR THE QUARTER ENDED
31 MARCH 2001

A SOLID OPERATING PERFORMANCE AND INCREASED RECEIVED GOLD PRICE PUSH EARNINGS UP

Group results for the quarter

- Headline earnings up 2% to R4.08 ($0.52) per share.
- Operating profit steady at R894 million ($114 million).
- Received gold price 5% higher due to an established hedging programme.
- Hedge book reduced by 800,000 ounces over the quarter.

Regional operating results for the quarter

SOUTH AFRICA

- An 11% improvement in operating profit to R584 million.
- Gold production on target, down by 10% to 1.2 million ounces, due to the sale of unprofitable assets and continued downsizing.
- Rand denominated cash costs steady, as predicted, despite production decrease.
- Bambanani improving with R21 million operating profit and most other operations steady or better than last quarter.
- Approval for revisions to capital projects at Mponeng and TauTona with good returns.

AFRICA

- Production increases 47% to 194,000 ounces, quarter on quarter, with the inclusion of Geita production.
- Operating profit up 6%.
- The region produced 21% of AngloGold's cash earnings from 11% of the company's gold production.

NORTH AMERICA

- Gold production down 13% on record December quarter.
- Operating profit down with reduced production and lower gold price.
- Cash costs marginally down to $211 per ounce.
- Approval for the CC&V expansion plan, giving 2.8 million additional ounces over the life of mine.

SOUTH AMERICA

- Gold production down 13% to 107,000 ounces following high recovery in the December quarter.
- Total cash costs 8% lower at $147 per ounce.

AUSTRALASIA

- Production down 6% to 132,000 ounces following usual seasonal rain problems.
- Cash costs increased only 1% with 56% of production coming from Sunrise Dam at $132 per ounce.
- Corporate office restructured and relocated to Perth with A$4.3 million saving this year.

			Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000	Quarter ended Mar 2001	Quarter ended Dec 2000	Year ended Dec 2000
			Rand/Metric			Dollar/Imperial		
Gold								
	Produced	- kg/oz 000	54,377	57,906	225,295	1,749	1,862	7,243
	Revenue	- R/kg/$/oz sold	74,133	70,819	67,158	295	289	308
	Total cash costs	- R/kg/$/oz produced	48,457	48,255	46,404	193	197	213
	Total production costs	- R/kg/$/oz produced	57,537	55,454	53,334	229	226	245
	Operating profit	- R/$ million	894	889	3,272	114	116	469
Net capital expenditure	- R/$ million		535	938	2,009	68	123	281
Net profit / (loss)	- R/$ million		336	(132)	1,116	43	(18)	166
Net earnings / (loss)	- cents per share		314	(123)	1,043	40	(16)	155
Headline earnings	- cents per share		408	402	1,658	52	52	237
Dividends	- cents per share				1,400			196

Certain forward-looking statements

Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND DEPUTY CHAIRMAN

Dear Shareholder

Overall performance

The results reported for the March quarter reflect a solid operating performance. In the context of a weak spot gold price, and in a quarter that seasonally has been difficult for this company's operations in South Africa, Australia and North America, operating profit has matched that of the December 2000 quarter and exceeded the performance in the first three months of 2000 by 19%. Management is targeting operational performance which trends up marginally from this level over the course of the year.

The improvement in the South African operations is particularly pleasing. Here operating profit was up 11% and headline earnings increase by 17% from the December quarter. Critically, in comparison with last quarter, cash costs held constant in rand terms, despite a 10% reduction in gold production, and have declined 3% in dollar terms to $202 per ounce.

Of particular note is Bambanani, which improved its operating performance from a R7 million loss in December last year to a R21 million profit this quarter.

Another pleasing feature of these results is the performance of the Africa region. Here production grew 47% to 194,000 ounces. This results from the full inclusion of the attributable ounces from Geita mine in Tanzania. Operating profit was up 6% on the December 2000 quarter. During this last quarter Africa produced 11% of the company's ounces, 15% of the operating profit, 19% of EBITDA and 21% of cash earnings.

The Africa region's performance confirms the benefits AngloGold increasingly enjoys from the geographic and orebody diversity strategy we have pursued over the last three years. This strategy has seen gold production from outside South Africa, principally from low-cost, surface and shallow mines, grow to 32%, operating profits to 35%, EBITDA to 49% and cash earnings to 54%.

Revenue protection

The first quarter's performance also needs to be seen against the background of AngloGold's hedging programme. Despite the fact that the average spot price for gold for the quarter at $263 per ounce was some 2% lower than in the last quarter of 2000, the gold price received by AngloGold in the March quarter increased by some 5%, underlining the benefits of a responsible hedging programme.

At the end of 2000, we reported that, with some 17.8 million ounces sold forward, we were fully hedged in terms of our mandated hedge limit. Given the sustained lower price levels this quarter and the absence of further price protection required by loan financing, we have reduced the hedge book by some 800,000 ounces over the quarter. At the end of the March quarter, 22% of the AngloGold gold reserve was hedged.

Growth

At today's Board meeting, we approved a major expansion at the Cripple Creek & Victor mine, in Colorado, in the United States. This project, requiring some $194 million, will see an additional 2.8 million ounces of gold production over the life of the mine, which this expansion will extend at least until 2012. The project has a expected internal rate of return (IRR) of 27%.

The Board also approved the rationalisation of the Mponeng (formerly, the Western Deep Levels South mine) Shaft Deepening Project into two projects, with the prospect of a third. The life of TauTona will be extended to 2011, requiring a further R404 million in capital. The deepening of the Mponeng sub-shaft will be stopped at the 123 level and the available reserves will be developed and mined at a capital cost of R842 million. The Mponeng resource below 120 level is not sterilised by this change and could be accessed in the future as a possible

third stand-alone project. The TauTona and Mponeng projects have projected IRRs of 35% and 20% respectively and significantly improve the NPV of both assets. The decision to make this additional combined investment of R1.2 billion in the South African operations is further evidence of AngloGold's continued confidence in its South Africa region and the country's gold economy.

The Board placed on hold the planned R817 million Joel North project, pending some additional drilling to confirm grade. This information should be available by December of this year.

The major expansion at Australia's Sunrise Dam, and the new Yatela mine in Mali are both progressing well.

These projects will be undertaken while maintaining a modest earnings growth and a high dividend payout over the next two years. From 2003, earnings rise more sharply and large amounts of cash are generated, from which we will replay debt. This, together with a sharpened focus on cost control and operational efficiencies in the existing operations, should ensure that the company remains both a significant and profitable producer of gold into the future.

BOBBY GODSELL
*Chairman and Chief
Executive Officer*

RUSSELL EDEY
Deputy Chairman

26 April 2001

OPERATING AND FINANCIAL REVIEW

OVERVIEW

Headline earnings increased by 2% to R437 million or R4.08 cents per share. In dollar terms, earnings held steady at $56 million or $0.52 per share. This was due to a solid operational performance and a 5% rise in the received price of gold. Operating profit in rand terms increased by 1% to R894 million but reduced in dollar terms by 2% to $114 million due to the devaluation of the rand.

Returns on shareholder equity and capital employed were both steady at 12% and 11% respectively.

Gold produced by AngloGold's operations during the quarter decreased by 6% (113,000 ounces) to 1.7 million ounces. Some 91,000 ounces of this reduction is explained by the sale of Elandsrand and Deelkraal to Harmony Gold Mining Company, with effect from 1 February 2001.

Despite the drop in gold production, total cash costs decreased by 2% to $193 per ounce. There will be an ongoing focus on cost reductions this year.

In respect of price, production, earnings and profit, AngloGold outperformed its own forecasts for the first three months of the year – traditionally the industry's weakest quarter.

The board of directors approved the expansion of the Cripple Creek & Victor mine in North America. This expansion costing $194 million will increase average annual gold production by 40% with a life of mine cash cost of $174 per ounce until at least 2012. Construction will be completed in May 2002 with full production forecast for July 2002.

There was also agreement on a revision to the Mponeng Shaft Deepening Project. The previous strategy for the West Wits area (formerly known as Western Deep Levels) was to mine all remaining TauTona ore reserves after 2005 from Mponeng. However, as a result of the acquisition of additional reserves at TauTona by an exchange of ground with Gold Fields' Driefontein mine and a revision of the shaft pillar extraction plan, it has been decided to extend the life of this mine to 2011. Secondly, this deepening of Mponeng is to be stopped at the 123 level (3,461 metres below surface) and the VCR reef on the 113, 116 and 120 levels will be developed and mined. The mineral resource in the VCR and Carbon Leader reef below the 120 level is not sterilised by this decision. Sinking of the shaft to access this resource will be treated as a separate stand-alone project. This change together with the TauTona extension has resulted in a reduction in capital expenditure from R2.6 billion to R1.3 billion and an increase in the net present value of the project. These revisions were factored into the reserve and resource statement for Mponeng and TauTona, reflected in the supplementary information released in conjunction with the AngloGold Annual Report for 2000 which was published in March. However, the change in the scope of the project and associated changes to the mineral inventory will lead to a further reduction in the combined Mponeng and TauTona reserve of 2.3 million ounces. The combined mineral resource will not be affected by this change.

The sinking of the Joel North shaft has been suspended pending the outcome of further drilling results.

These changes were included in the previously published capital expenditure forecast of R2.4 billion ($311 million) for 2001.

SOUTH AFRICA

Overall performance

Headline earnings for the South African region at R397 million reflected a 17% improvement (from R339 million) on the previous quarter. The received gold price increased by 5%, due to both a falling exchange rate and AngloGold's hedging programme. As expected, gold production decreased by 10% to 1.19 million ounces (37 tonnes). This was as a result of the sale of Elandsrand and Deelkraal and continuing downsizing at Matjhabeng. Total cash costs at R50,715 per kilogram ($202 per ounce) improved marginally over the previous quarter's R50,785 per kilogram ($208 per ounce).

Mine performance

The performance of most of the South African operations in the March quarter was **excellent**. Gold production at **Kopanang** was 3% higher than the previous quarter and operating profit for the quarter, at R83 million ($11 million) was 38% up on the previous quarter. Unit cash costs were slightly lower. At **Bambanani**, gold production remained at the lower levels of the previous quarter, but in line with the planned build-up over the year. Significant savings were achieved on costs to offset the reduced production. This resulted in an 8% improvement in total unit cash

costs and assisted in lifting operating profit to R21 million ($2.5 million) this quarter from a R7 million ($1 million) loss in the December quarter. Gold production at **Tshepong** rose by 19% on the previous quarter as the identified problems were overcome. Total cash costs were reduced by 20% to R50,301 per kilogram ($200 per ounce) with a continued focus on cost control in all areas. The mine made a R49 million ($6 million) contribution to operating profit, compared with a R4 million ($0.5 million) loss last quarter. Operating profit at **Great Noligwa** increased by 2% for the quarter to R270 million ($34 million), despite a reduction in gold produced and higher cash operating costs, arising from the replacement of major hoisting equipment. At **Ergo**, gold production rose 16% by 13,000 ounces and operating profit went up from R6 million ($1 million) to R30 million ($4 million). Higher head grades from increased clean-up activities and improved metallurgical efficiencies resulted in an 8% improvement in recovered grade. The higher gold production led to a decrease in total cash costs of 9% to R52,415 per kilogram ($208 per ounce), despite annual wage increases, which came into effect this quarter.

Several other operations had **solid** performances. Seismicity had an impact on the mining volumes at **TauTona**, where winder and power problems in the lower Carbon Leader sections also affected production. Nevertheless, a focus on releasing gold inventory from underground resulted in a 7% improvement in grade and the mine made a R113 million ($14 million) contribution to operating profit. The volume mined at **Tau Lekoa** was 8% below the previous quarter's record-breaking performance. Gold produced declined by 209 kilograms due to a planned yield decrease and a lower volume. Gold production was down at **Matjhabeng** because of the planned downscaling at Eland and Nyala shafts and concentrated clean-up operations at Sable shaft. Production targets are in line with the current life of mine plan. As expected with a project that is being downsized, costs were lower, but the effects of this were partially offset by an increase in expenditure arising from retrenchments.

AngloGold continues to face **problems** at three of the South African operations. **Savuka** could not maintain the high levels of production of the previous quarters. The mine had a slow start after the ten-day December break due to orepass problems and the need to address safety issues. Two seismic events in the shaft pillar resulted in crews being moved to areas with much lower grades. This impacted negatively on the average grade, which was down by 9%. Additionally, an orepass blockage affected mining volume, which decreased by 19%. Lack of available face length at **Mponeng** continues to have an impact on mining volume. The shortfall, together with the

lower than expected face values, has had an effect on the recovered gold which remained at the low levels of the previous quarter. However, the planned developments to improve face length availability is on track and four additional raise lines will come into production in the second half of the year. These measures will restore production flexibility and result in increased gold production.

At **Joel**, mining values continued to drop with the average grade declining by 9%. This, together with the lower mining volumes, impacted negatively on gold production, which was down by 27%. The mine has been scaled back to 20,000 square metres per month and full calendar operations (FULCO) have been discontinued, with a consequent reduction in the number of employees by 1,200. The impact of the resultant cost savings will only be evident in the next quarter. The performance of this mine will be closely monitored, and if the anticipated rise in grade does not materialise, its future will be reviewed at the end of next quarter. In the light of the grade variability at the South shaft and the low gold price, sinking of the North shaft has been suspended pending the results from four boreholes which are to be drilled from surface to verify the existing grade projections.

Tragically, 13 people lost their lives in ten separate mine accidents in AngloGold's South Africa region during this quarter. This compares with ten deaths in the previous quarter and 17 during the corresponding quarter last year. Savuka experienced an increase in seismic activity, and five people died in two seismically-related accidents during the first three months of 2001.

In the South African region, 431 lost-time injuries were recorded – a 23% improvement on the previous quarter and the lowest number of lost-time injuries occurring in any quarter on record. This represents a lost-time injury frequency rate (LTIFR) of 11.23 injuries per million hours worked.

AFRICA

Overall performance

The African region had an excellent start to the year with the inclusion of the Geita mine for the first time. The impact is significant, with the Africa region producing 194,000 attributable ounces for the quarter, an increase of 47% on the previous quarter. Total cash costs, at $124 per ounce, increased by 18% over the previous quarter, largely as a result of the inclusion of Geita and planned decreased ore production at Sadiola. Safety showed a marked improvement in the region, achieving a LTIFR of 0.8 with three accidents recorded for the five operations.

Mine performance

At **Sadiola** (38% attributable) lower planned mill throughput (5%), coupled with a decline in the recovered grade of 3%, reduced attributable gold production by 8% to 50,000 ounces for the quarter. The decrease in production, together with increased waste mining to obtain additional oxide ore reserves, resulted in unit total cash costs rising by 7% to $130 per ounce. The mine was accident free for the quarter.

Although in the process of commissioning its sulphide metallurgical plant circuit, **Morila** (40% attributable) increased production by 13% to 64,000 attributable ounces. Total cash costs, at $90 per ounce, increased by 2% on the previous quarter. A marked turnaround in safety has been recorded on the mine.

At **Geita** (50% attributable) expectations were exceeded during the quarter, with 60,000 attributable ounces being produced, at a creditable total cash cost of $141 per ounce. Safety performance has improved on the AngloGold benchmarks.

Navachab had a steady quarter with production of 21,000 ounces, 4% down on the previous quarter. Total cash costs were $174 per ounce, a 7% increase on the previous quarter. There was a slope failure on the eastern wall which is not expected to affect production. The mine's outstanding safety record continues resulting in the mine receiving the Namibian Chamber of Mines award for safety.

Construction and mining are progressing at **Yatela** which is due to produce its first gold in June 2001. The ore treatment plant is in the process of being commissioned with the first ore having been stacked out on the leach pads and treated. Mining production is ahead of schedule with full production output stockpiled during February 2001.

NORTH AMERICA

Overall performance

Gold production in the North American region decreased by 13% in this quarter compared with the record levels for the fourth quarter of 2000. This was due to lower production, primarily at Cripple Creek & Victor (CC&V). Operating profit fell by 30% during the same period as a result of decreased production and a lower realised gold price. Reduced volumes of ore purchased from

Cortez for custom processing at the Jerritt Canyon operations and improved ounce placements at CC&V led to a decrease in total cash costs. Gold production was below forecast levels primarily because of fourth quarter ore placement issues at CC&V which impacted on first quarter production levels. CC&V is expected to exceed budgeted production levels by the end of the year. Total cash costs for the region were $211 per ounce.

Mine performance

At **Jerritt Canyon** (70% attributable), the first quarter's production of 75,000 ounces was 6% lower than the previous quarter as a result of the batch milling of Cortez ore. Total tonnage processed was approximately 1% higher; however, lower purchased ore grades resulted in the decreased gold production. Total cash costs for the quarter were $232 per ounce, 5% down on the previous quarter, due to the lower volumes (12% less) of Cortez ore purchased.

Production at **CC&V** (66.7% attributable – effectively 100% attributable – see Note 5 on page 12) was 51,000 ounces, 22% lower than the fourth quarter of 2000. Reduced crusher availability during the previous quarter adversely affected crushed ore placement and the effects on gold production were felt in the current period. Total cash costs were $169 per ounce, some 3% lower than the previous quarter due to a change in mine plans. Significantly higher ounce placement will enable a return to expected production levels by mid-year.

SOUTH AMERICA

Overall performance

Gold production at the South American operations was 13% lower than the previous quarter at 107,000 ounces. This was due to a high recovery from a plant clean-up in the last three months of 2000. Total cash costs for the quarter were 8% lower at $147 per ounce following cost cutting initiatives at all operations and the devaluation of the Real being greater than anticipated.

Mine performance

The 26% reduction in gold production at **Morro Velho** was responsible for the quarter on quarter decrease in production for the region. This decrease was partially offset by a higher gold production (up by 6%) at **Cerro Vanguardia** (46.25% attributable) owing to better grades and an increase in production capacity. Higher recovered grade enabled **Serra Grande** (50% attributable) to post a 2% improvement in production.

The South American operations achieved a LTIFR just over the Ontario benchmark for the first quarter. Cerro Vanguardia recorded two accidents in the first quarter compared with four for the whole of last year. Morro Velho recorded eight accidents in the first two months. The situation had improved by the end of the quarter with only one accident occurring in March. It should be noted that while the accident rates have increased, the severity rate has decreased significantly.

AUSTRALASIA

Overall performance

Production for the quarter of 132,000 ounces was 6% below the level for the previous period. However, with 56% of the total production now coming from the low-cost Sunrise Dam operation, total cash costs increased by only 1% to $201 (A$380) per ounce.

During the quarter, the corporate office was restructured and relocated from Melbourne to Perth. The reduced staffing levels and greater proximity to the mining operations will yield savings of some A$4.3 million this year. In addition, a refocusing of the Australasian exploration effort has resulted in further savings.

Heavy seasonal rains over the northern half of the country have created problems for particular mines and curtailed exploration field activities.

Mine performance

Sunrise Dam has continued its strong performance with production increasing a further 13% over the level achieved in the previous quarter, while total cash costs were reduced by 14%. Production for the quarter increased from 65,000 ounces to 74,000 ounces at an average total cash cost of $132 (A$248) per ounce. These results were achieved while work on the processing plant expansion and the further development of the open pit was in progress. The plant expansion is proceeding within budget and is on schedule for commissioning during the next quarter as planned. Due to the shutdowns associated with commissioning, production during the second quarter will be lower than that achieved during this quarter. The cutback of the "MegaPit" will continue through to the end of the year.

At **Union Reefs**, there was a scheduled reduction in mining from the main Crosscourse pit during the wet season. Production fell by 17% to 31,000 ounces. However, the operation capitalised on the cost reductions recorded in the previous quarter, to achieve an average total cash cost of $193 (A$364) per ounce. The figures for the previous quarter were $229 (A$429) per ounce.

Despite the difficulties associated with mining of remnant ore blocks and the low ore grades, **Boddington's** (33.3% attributable) performance during the first quarter was almost identical to that of the previous quarter. Production was 19,000 ounces at a total cash cost of $206 (A$389) per ounce. An intensive study of the viability of mining the remaining oxide reserves has been undertaken and it now appears that the current oxide operations will cease in the third quarter. Agreement has been reached on the principles for transferring the management of both the Boddington mine and its expansion to the Boddington Gold Mine Joint Venture partners.

Tanami suffered badly from the heavy rains in the region. Access to a number of the pits has been restricted and, towards the end of the quarter, road access to the mine itself was cut off. As a consequence, a critical diesel fuel shortage has developed and it has been necessary to suspend processing operations at the mine. With limited remaining reserves available for processing by the joint venture, future options for the operation are being reviewed. Production for the quarter was down to 8,000 ounces (34% below the previous quarter) while total cash costs rose to an unacceptable $423 (A$805) per ounce.

GOLD MARKET

The first quarter of 2001 produced a lower average spot gold price than in the past four quarters, but more activity with significant price volatility, and a price range of over $20 between the traded high and lows of the period. The average spot price of $263 per ounce was 2% lower than the price in the final quarter of last year. A similar level of volatility was seen in the currency market, where a stronger dollar knocked currencies like the euro, the rand and the Australian dollar lower. Opening at around R7.50 to the US dollar, the local currency slipped to a low of R8.05 against the dollar and the average exchange rate of R7.83 for the quarter was some 3% weaker than the average for last quarter. The South African price of gold touched a record high above R68,000 per kilogram, and averaged R66,280 for the quarter or almost 8% better than in the final quarter of 2000. This dollar strength has continued into April, cushioning non-American gold producers from the worst effects of the weak US dollar spot price of gold.

The spot gold price during this period was influenced particularly by a sharp dislocation in short-term gold lease rates in the latter part of the quarter, and by the unexpected strength of the US dollar in the face of economic uncertainty and stock market losses in the United States.

From the middle of the quarter, short-term gold lease rates, and particularly one month lending rates, rose very sharply from around 0.5% per annum at which they have traded for the past year, to a spike just over 6% early in March, putting gold futures into backwardation in this time period. Since this early March peak, the short term rates have retraced to trade mostly between 2% and 3% per annum. During this period, gold lending rates for one year and beyond have remained relatively unchanged.



GOLD LEASE RATES 2001

ONE MONTH — ONE YEAR

When short term lease rates peaked, speculative shorts in the gold market were squeezed by the increased carrying costs of such trades, and a certain amount of buying back by speculators was seen in the market. This buying was sufficient to lift the gold price from its low of $254 early in the quarter to a high of almost $275 at the time of the highest lease rates. There was considerable speculation during the quarter over the reasons for this lease rate increase, and for the tightness in short- and medium- term gold lending. Whatever the exact trigger might have been for this move in lending rates, we believe that there is no doubt that this increase signals the reality that there are finite boundaries to gold lending liquidity. Because of the lack of transparency in the gold market – and particularly so in the lending market – it is impossible to quantify the ceiling to gold lending to the last 100 or 500 tons; however, that a ceiling exists is clear from this experience. We believe that this ceiling will contribute in time to a further beneficial tightening of our market.

The other major influence on the gold price during this quarter flowed from the strong dollar, which provided speculators with encouragement to sell gold short. This position is reflected in the growing net short position on COMEX, which reached a high point of some 66,000 contracts just before the rise in gold lease rates; this position is equivalent to a net short position of over 200 tons of gold. This ongoing strength in the US currency contradicts the widespread forecasts at the beginning of this year of a weaker US dollar. The majority of forecasters today still anticipate dollar weakness later in the year, as the US economy continues to slow and US interest rates fall, and a weaker dollar becomes necessary to correct or at least moderate the growing US trade deficits of recent years. Should these forecasts prove correct, and the US currency does weaken, this should remove a source of downward pressure on gold. US dollar weakness, however, will not necessarily trigger the wholesale reversal of the lower gold prices of recent years. To turn the tide on current low spot gold prices in US dollars would require a revival of positive investor interest in gold, and would require sustained long positions in the metal by speculators in the developed markets such as were seen in the gold market between 1992 and 1994. Gold producers should work to promote such investment as economic and market circumstances again favour gold investment.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 31 MARCH 2001

As at 31 March 2001, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 8.04 available on 31 March 2001.

	Kilograms Sold	Forward Price rand per kg	Forward Price $ per oz	Ounces Sold '000
12 Months ending				
31 December 2001	118,333	R78,925	$299	3,804
2002	107,455	R82,353	$296	3,455
2003	79,306	R88,952	$300	2,550
2004	54,944	R96,449	$306	1,766
2005	46,738	R110,506	$330	1,503
January 2006 – December 2010	122,693	R128,689	$321	3,945
	529,469	R97,261	$307	17,023

The marked to market value of all hedge transactions making up the hedge positions in the above table was R2,520 million ($313 million) as at 31 March 2001. The value was based on a gold price of $257.85 per ounce, exchange rates of R/$8.04 and $/A$ 0.4857 and the prevailing market interest rates and volatilities at the time.

As at 26 April 2001, the marked to market value of the hedge book was R2.1 billion ($260.8 million) based on a gold price of $262.40 per ounce and exchange rates of R/$8.095 and $/A$0.5067 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 31 March 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2001.

ANGLOGOLD HEDGE POSITION AS AT 31 MARCH 2001

Year		2001	2002	2003	2004	2005	2006-2010	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	60,411	45,466	41,545	32,161	27,348	86,693	293,624
	$ per oz	$315	$313	$318	$318	$325	$340	$324
Put Options Purchased	Amount (kg)	8.691	3,893	5,808	2,662	757	1,291	23,103
	$ per oz	$321	$383	$352	$390	$291	$291	$345
	*Delta (kg)	7,642	3,620	4,829	2,140	314	446	18,991
Put Options Sold	Amount (kg)	1,866						1,866
	$ per oz	$268						$268
	*Delta (kg)	1,822						1,822
Call Options Purchased	Amount (kg)	25,710	5,407	667	572			32,355
	$ per oz	$293	$297	$350	$360			$296
	*Delta (kg)	3,912	1,302	97	113			5,424
Call Options Sold	Amount (kg)	56,284	21,216	10,463	3,303	1,704	2,233	95,204
	$ per oz	$311	$349	$372	$342	$358	$338	$329
	*Delta (kg)	3,263	1,380	1,187	925	501	1,060	8,316
RAND GOLD								
Forward Contracts	Amount (kg)	33,329	41,474	16,706	13,311	12,700	18,433	135,953
	Rand per kg	R75,387	R78,371	R83,501	R89,193	R115,231	R126,943	R89,358
Put Options Purchased	Amount (kg)	2,333						2,333
	Rand per kg	R71,150						R71,150
	*Delta (kg)	1,333						1,333
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	17,247	14,357	4,519	1,875	3,119	1,875	42,991
	Rand per kg	R78,213	R87,003	R93,766	R93,603	R125,774	R93,603	R87,576
	*Delta (kg)	2,269	3,472	1,466	1,077	1,353	1,483	11,120
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	14,792	12,597	13,841	5,443	6,221	31,726	84,620
	A$ per oz	A$519	A$614	A$538	A$532	A$652	A$578	A$569
Call Options Purchased	Amount (kg)	4,121	6,687	778		4,665	31,725	47,977
	A$ per oz	A$717	A$728	A$703		A$704	A$684	A$695
	*Delta (kg)	217	1,153	172		1,698	17,148	20,388
Call Options Sold	Amount (kg)	1,866	3,732					5,599
	A$ per oz	A$520	A$554					A$543
	*Delta (kg)	1,245	1,901					3,146
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	77,412	20,000					97,412
	ZAR per $	R 7.45	R 6.48					R 7.25
Put Options Purchased	Amount ($)	330,000						330,000
	ZAR per $	R 7.55						R 7.55
	*Delta ($)	49,362						49,362
Put Options Sold	Amount ($)	40,000						40,000
	ZAR per $	R 7.65						R 7.65
	*Delta ($)	6,676						6,676
Call Options Purchased	Amount ($)	47,900	5,450					53,350
	ZAR per $	R 7.71	R 6.48					R 7.59
	*Delta ($)	33,877	5,365					39,243
Call Options Sold	Amount ($)	406,670	33,450	8,000				448,120
	ZAR per $	R 8.22	R 7.06	R 6.94				R 8.11
	*Delta ($)	215,632	30,680	7,722				254,034
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	39,161	43,748	29,428				112,336
	$ per A$	A$.65	A$.58	A$.59				A$.61

11

NOTES

1. The results included herein for the quarter ended 31 March 2001, which are unaudited, have been prepared using the accounting policies which are consistent in all material respects with those applied in the previous period, except for the adoption of IAS39. These accounting policies conform with South African Statements of Generally Accounting Practice and International Accounting Standards.

   In accordance with IAS39, retrospective application is not permitted and as a result, the comparative figures have not been restated.

   The Group has adopted IAS39 (AC133) "Financial Instruments: Recognition and Measurements" with effect from 1 January 2001 as follows:

   IAS39 requires all contracts which meet the definition of a derivative to be recognised on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value for each period, are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting.

   The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedge item.

   Normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery. As a result the accounting for these contracts will not be impacted by the adoption of IAS39.

   All other contracts not meeting the criterion for hedge accounting and the normal purchases and normal sales exemption will be recorded at their fair market value, with changes in value at each reporting period being recorded in income.

   The implementation of IAS39 had a R2.3 million unfavourable effect on the current quarter's earnings.

2. During the quarter, 21,700 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 2001 to 107,042,787.

3. Shareholders were previously advised that a formal agreement had been entered into with Harmony Gold Mining Company Limited, whereby Harmony would purchase AngloGold's Elandsrand and Deelkraal mines, with effect from 1 February 2001, for the sum of R1 billion, subject to the approval of certain conditions precedent. At a general meeting held on 23 March 2001, Harmony shareholders approved the transaction and as of 9 April, 2001, all conditions precedent had been fulfilled and the agreement became unconditional.

4. Orders placed and outstanding on capital contracts as at 31 March 2001 totalled R966.4 million (at 31 December 2000: R447.4 million), equivalent to $120.6 million (31 December 2000: $59.1 million) at the rate of exchange ruling on that date.

5. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

6. **Further cautionary announcement**

   Further to the cautionary announcements dated 27 November, 19 December 2000, 31 January and 14 March 2001, shareholders are advised that AngloGold is continuing to consider its position regarding certain of its assets in the Free State and discussions are continuing with various parties. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold shares.

7. **Dividend**

Final Dividend No. 89 of 650 South African cents per ordinary share was paid to registered shareholders on 30 March 2001. A dividend was paid to holders of American Depositary Receipts (ADR) on 9 April 2001 at a rate of 39.88 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.

8. **Results of annual general meeting**

At the annual general meeting of shareholders held on Wednesday, 25 April 2001, all the ordinary resolutions and the special resolution to amend certain of the company's articles of association, as specified in the notice of meeting dated 13 March 2001, were passed by the requisite majority of shareholders. The special resolution is in the process of being registered with the Registrar of Companies.

By order of the Board

R M GODSELL
Chairman and Chief Executive Officer

R P EDEY
Deputy Chairman

26 April 2001

GROUP OPERATING RESULTS

Issued Capital: 107,042,787 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 107,022,224 ordinary shares in issue
Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	- reef	4,629	5,123	21,126
		- waste	2	35	167
		- total	4,631	5,158	21,293
Yield	- g/t	- reef	7.99	8.24	8.02
		- waste	1.00	0.26	0.54
		- average	7.98	8.18	7.96
Gold produced	- kg	- reef	36,974	42,202	169,468
		- waste	2	9	91
		- total	36,976	42,211	169,559
PRODUCTIVITY					
g/employee		- target	204	213	209
		- actual	197	195	193
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000		13,483	12,340	50,289
Yield	- g/t		0.34	0.33	0.32
Gold produced	- kg		4,539	4,122	15,870
OPEN-PIT OPERATIONS					
Tonnes mined	- 000		18,383	14,165	49,121
Stripping ratio	- t(mined-treated) /t treated		1.69	1.26	1.08
Tonnes treated	- 000		6,843	6,269	23,601
Yield	- g/t		1.88	1.85	1.69
Gold produced	- kg		12,862	11,573	39,866
TOTAL					
Gold produced	- kg		54,377	57,906	225,295
Revenue	- R/kg sold		74,133	70,819	67,158
Total cash costs	- R/kg produced		48,457	48,255	46,404
Total production costs	- R/kg produced		57,537	55,454	53,334
CAPITAL EXPENDITURE					
	- mining direct		416.3	836.6	1,850.9
	- other		118.9	110.1	212.5
	- recoupments		(0.3)	(8.7)	(54.5)
Net capital expenditure			534.9	938.0	2,008.9

GROUP OPERATING RESULTS

Issued Capital: 107,042,787 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

Weighted average: 107,022,224 ordinary shares in issue

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	- reef	5,103	5,647	23,287
		- waste	2	39	184
		- total	5,105	5,686	23,471
Yield	- oz/t	- reef	0.233	0.240	0.234
		- waste	-	-	0.016
		- average	0.233	0.239	0.232
Gold produced	- oz 000	- reef	1,189	1,357	5,448
		- waste	-	-	3
		- total	1,189	1,357	5,451
PRODUCTIVITY					
oz/employee		- target	6.57	6.86	6.71
		- actual	6.35	6.28	6.21
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000		14,862	13,603	55,436
Yield	- oz/t		0.010	0.010	0.009
Gold produced	- oz 000		146	133	510
OPEN-PIT OPERATIONS					
Tons mined	- 000		20,263	15,614	54,146
Stripping ratio	- t(mined-treated) /t treated		1.69	1.26	1.08
Tons treated	- 000		7,544	6,910	26,016
Yield	- oz/t		0.055	0.054	0.049
Gold produced	- oz 000		414	372	1,282
TOTAL					
Gold produced	- oz 000		1,749	1,862	7,243
Revenue	- $/oz sold		295	289	308
Total cash costs	- $/ounce produced		193	197	213
Total production costs	- $/ounce produced		229	226	245
Rand/US Dollar average exchange rate			7.83	7.63	6.78
CAPITAL EXPENDITURE					
	- mining direct		53.3	109.6	259.4
	- other		15.1	14.4	29.5
	- recoupments		-	(1.1)	(7.7)
Net capital expenditure			68.4	122.9	281.2

GROUP INCOME STATEMENT

SA Rand million	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
Revenue	4,104.1	4,297.4	15,971.4
Gold income	3,985.4	4,131.3	15,338.0
Gold sales	3,937.1	4,131.3	15,338.0
Realised gain on hedging instruments	50.6	-	-
Unrealised loss on hedging activities	(2.3)	-	-
Cost of sales	3,091.6	3,242.4	12,065.8
Cash operating costs	2,599.0	2,790.7	10,421.0
Other cash costs	51.9	33.1	130.9
Total cash costs	2,650.9	2,823.8	10,551.9
Retrenchment costs	50.0	55.1	117.8
Rehabilitation and other non-cash costs	12.1	(20.4)	9.2
Production costs	2,713.0	2,858.5	10,678.9
Amortisation of mining assets	446.5	416.8	1,508.5
Total production costs	3,159.5	3,275.3	12,187.4
Inventory change	(67.9)	(32.9)	(121.6)
Operating profit	893.8	888.9	3,272.2
Corporate administration and other expenses *	44.7	48.9	174.7
Market development costs	31.6	10.0	81.7
Research and development	5.7	20.2	53.6
Exploration costs	50.8	109.7	309.3
Profit from operations	761.0	700.1	2,652.9
Finance costs	181.6	154.2	480.5
Unwinding of decommissioning obligation	(0.2)	0.9	2.4
Exchange (loss) / gain on transactions other than sales	(2.5)	18.3	23.7
Interest receivable	40.7	43.8	249.5
Growth in AngloGold Environmental Rehabilitation Trust	8.7	11.4	25.2
Income from associates before taxation	0.2	5.1	26.8
Profit on sale of assets	0.2	23.4	51.7
Profit before exceptional items	626.9	647.0	2,546.9
Loss on sale of mining assets	45.5	-	-
Impairment of mining assets	-	708.5	708.5
Amortisation of goodwill	55.2	39.0	135.3
Termination of retirement benefit plans	-	9.7	9.7
Profit / (loss) before taxation	526.2	(110.2)	1,693.4
Taxation	177.2	(25.3)	490.9
Normal taxation	149.2	106.2	534.2
Deferred taxation - current	28.0	64.3	152.5
- exceptional items	-	(195.8)	(195.8)
Profit / (loss) after taxation	349.0	(84.9)	1,202.5
Minority interest	13.0	46.6	87.0
Net profit / (loss)	336.0	(131.5)	1,115.5
Headline earnings			
The net profit / (loss) has been adjusted by the following to arrive at headline earnings:			
Net profit / (loss)	336.0	(131.5)	1,115.5
Loss on sale of mining assets	45.5	-	-
Impairment of mining assets	-	708.5	708.5
Deferred taxation on impairment of mining assets	-	(195.8)	(195.8)
Amortisation of goodwill	55.2	39.0	135.3
Termination of retirement benefit plans	-	9.7	9.7
Headline earnings	436.7	429.9	1,773.2
Earnings per ordinary share - cents			
- Basic	314	(123)	1,043
- Headline	408	402	1,658
Dividends			
- Rm			1,498.2
- cents per share			1,400

* Includes retrenchment costs of R4.1m

GROUP INCOME STATEMENT

US Dollar million	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
Revenue	524.3	564.6	2,299.3
Gold income	509.2	542.8	2,208.1
Gold sales	503.1	542.8	2,208.1
Realised gain on hedging instruments	6.4	-	-
Unrealised loss on hedging activities	(0.3)	-	-
Cost of sales	395.1	426.4	1,739.5
Cash operating costs	332.0	367.1	1,502.5
Other cash costs	6.6	4.3	18.8
Total cash costs	338.6	371.4	1,521.3
Retrenchment costs	6.4	7.2	16.5
Rehabilitation and other non-cash costs	1.6	(2.7)	1.8
Production costs	346.6	375.9	1,539.6
Amortisation of mining assets	57.1	54.8	217.2
Total production costs	403.7	430.7	1,756.8
Inventory change	(8.6)	(4.3)	(17.3)
Operating profit	114.1	116.4	468.6
Corporate administration and other expenses *	5.7	6.4	25.3
Market development costs	4.0	1.4	12.0
Research and development costs	0.7	2.7	7.7
Exploration costs	6.5	14.4	44.0
Profit from operations	97.2	91.5	379.6
Finance costs	23.2	20.3	68.9
Unwinding of decommissioning obligation	-	0.1	0.4
Exchange (loss) / gain on transactions other than sales	(0.3)	2.4	3.0
Interest receivable	5.2	5.8	36.8
Growth in AngloGold Environmental Rehabilitation Trust	1.1	1.5	3.6
Income from associates before taxation	-	0.7	4.0
Profit on sale of assets	-	3.1	7.1
Profit before exceptional items	80.0	84.6	364.8
Loss on sale of mining assets	5.8	-	-
Impairment of mining assets	-	92.9	92.9
Amortisation of goodwill	7.1	5.1	19.4
Termination of retirement benefit plans	-	1.3	1.3
Profit / (loss) before taxation	67.1	(14.7)	251.2
Taxation	22.7	(3.2)	73.2
Normal taxation	19.1	14.0	77.8
Deferred taxation - current	3.6	8.5	21.1
- exceptional items	-	(25.7)	(25.7)
Profit / (loss) after taxation	44.4	(11.5)	178.0
Minority interest	1.7	6.1	12.1
Net profit / (loss)	42.7	(17.6)	165.9
Headline earnings			
The net profit / (loss) has been adjusted by the following to arrive at headline earnings:			
Net profit / (loss)	42.7	(17.6)	165.9
Loss on sale of mining assets	5.8	-	-
Impairment of mining assets	-	92.9	92.9
Deferred taxation on impairment of mining assets	-	(25.7)	(25.7)
Amortisation of goodwill	7.1	5.1	19.4
Termination of retirement benefit plans	-	1.3	1.3
Headline earnings	55.6	56.0	253.8
Earnings per ordinary share - cents			
- Basic	40	(16)	155
- Headline	52	52	237
Dividends			
- $m			209.9
- cents per share			196

* Includes retrenchment costs of $0.5m

GROUP BALANCE SHEET

December 2000	March 2001		March 2001	December 2000
US Dollar million			**SA Rand million**	
		ASSETS		
		Non-current assets		
2,661.3	2,404.7	Mining assets	19,267.8	20,159.2
403.4	369.4	Goodwill	2,959.9	3,055.7
19.5	17.8	Investments in associates	142.6	147.6
7.3	7.0	Other investments	56.0	55.3
47.3	45.8	AngloGold Environmental Rehabilitation Trust	366.9	358.2
49.8	50.3	Long-term loans	402.9	377.6
3,188.6	2,895.0		23,196.1	24,153.6
		Current assets		
191.8	187.4	Inventories	1,501.7	1,453.0
229.3	269.0	Trade and other receivables	2,155.5	1,736.6
-	175.1	Financial instruments	1,403.0	-
21.2	20.1	Current portion of long-term loans	161.3	160.7
194.9	167.3	Cash and cash equivalents	1,340.6	1,476.7
637.2	818.9		6,562.1	4,827.0
3,825.8	3,713.9	**Total assets**	29,758.2	28,980.6
		EQUITY AND LIABILITIES		
		Share capital and reserves		
1,049.6	992.9	Share capital and premium	7,955.8	7,951.1
62.7	47.2	Non-distributable reserves	379.4	474.2
-	108.6	Other comprehensive income	869.8	-
340.4	253.7	Retained earnings	2,032.9	2,578.5
1,452.7	1,402.4	Shareholders' equity	11,237.9	11,003.8
28.2	29.8	Minority interests	238.8	213.4
1,480.9	1,432.2		11,476.7	11,217.2
		Non-current liabilities		
710.3	865.0	Borrowings	6,930.7	5,380.8
15.8	14.9	Debentures	119.6	119.6
283.5	260.1	Provisions	2,084.0	2,147.7
552.8	518.8	Deferred taxation	4,156.7	4,187.3
1,562.4	1,658.8		13,291.0	11,835.4
		Current liabilities		
315.3	254.6	Trade and other payables	2,040.1	2,388.5
-	29.2	Financial instruments	233.8	-
430.4	283.1	Current portion of borrowings	2,268.2	3,260.6
36.8	56.0	Taxation	448.4	278.9
782.5	622.9		4,990.5	5,928.0
3,825.8	3,713.9	**Total equity and liabilities**	29,758.2	28,980.6

GROUP CASH FLOW STATEMENT

Year ended December 2000	Quarter ended March 2001		Quarter ended March 2001	Year ended December 2000
US Dollar million			SA Rand million	
		Cash flows from operating activities		
557.5	160.9	Cash generated from operations	1,259.3	3,897.5
36.8	5.2	Interest receivable	40.7	249.5
1.7	0.5	Dividends received from associates	3.8	11.8
(8.7)	-	Contribution to AngloGold Environmental Rehabilitation Trust	-	(59.3)
(68.9)	(16.0)	Finance costs	(125.2)	(480.5)
(94.3)	(26.1)	Mining and normal taxation paid	(203.9)	(639.5)
(309.5)	(91.8)	Dividends paid	(695.6)	(1,980.7)
114.6	32.7	Net cash inflow from operating activities	279.1	998.8
		Cash flows from investing activities		
(289.0)	(68.4)	Capital expenditure	(535.2)	(2,063.4)
7.7	-	Proceeds from sale of mining assets	0.3	54.5
(8.2)	-	Associate acquired	-	(55.4)
(1.6)	-	Other investments acquired	-	(11.0)
4.7	-	Proceeds from sale of investments	0.2	31.7
(345.2)	-	Through acquisition of subsidiaries	-	(2,528.0)
(7.7)	(1.9)	Loans advanced	(14.9)	(52.2)
19.2	-	Repayment of loans advanced	-	130.5
(620.0)	(70.3)	Net cash outflow from investing activities	(549.6)	(4,493.3)
		Cash flows from financing activities		
1.7	0.6	Proceeds from issue of share capital	4.7	11.8
(2.6)	-	Share issue expenses	-	(17.6)
373.0	22.1	Proceeds from borrowings	173.2	2,530.1
(111.9)	(13.8)	Repayment of borrowings	(108.1)	(759.3)
260.2	8.9	Net cash inflow from financing activities	69.8	1,765.0
(245.2)	(28.7)	Net decrease in cash and cash equivalents	(200.7)	(1,729.5)
(52.4)	1.1	Translation adjustment	64.6	175.2
492.5	194.9	Opening cash and cash equivalents	1,476.7	3,031.0
194.9	167.3	**Closing cash and cash equivalents**	1,340.6	1,476.7

Note to the Cash Flow Statement

		Cash generated from operations		
251.2	67.1	Profit before taxation	526.2	1,693.4
		Adjusted for:		
217.2	57.1	Amortisation of mining assets	446.5	1,508.5
2.3	1.5	Non-cash movements	12.1	15.9
68.9	23.2	Finance costs	181.6	480.5
0.4	-	Unwinding of decommissioning obligation	(0.2)	2.4
-	0.3	Unrealised loss on financial instruments	2.3	-
(36.8)	(5.2)	Interest receivable	(40.7)	(249.5)
(3.6)	(1.1)	Growth in AngloGold Environmental Rehabilitation Trust	(8.7)	(25.2)
(4.0)	-	Income from associates before taxation	(0.2)	(26.8)
(7.1)	-	Profit on sale of assets	(0.2)	(51.7)
-	5.8	Loss on sale of mining assets	45.5	-
92.9	-	Impairment of mining assets	-	708.5
19.4	7.1	Amortisation of goodwill	55.2	135.3
(43.3)	5.1	Movement in working capital	39.9	(293.8)
557.5	160.9		1,259.3	3,897.5
		The following analyses the movement in working capital:		
(35.5)	(13.4)	Increase in inventories	(104.5)	(240.8)
(43.1)	63.0	Decrease (increase) in trade and other receivables	492.8	(292.3)
35.3	(44.5)	(Decrease) increase in trade and other payables	(348.4)	239.3
(43.3)	5.1		39.9	(293.8)

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION *	**7.96**	**7.97**	**7.82**	**36,992**	**41,098**	**168,524**
VAAL RIVER						
Great Noligwa Mine	11.54	13.06	12.32	7,563	7,829	30,204
Kopanang Mine	7.80	7.52	7.04	3,921	3,797	14,973
Tau Lekoa Mine	4.69	5.84	4.98	2,381	2,590	9,783
Surface Operations	0.61	0.80	0.60	810	903	2,827
ERGO						
Ergo	0.26	0.24	0.24	2,848	2,448	9,969
FREE STATE						
Bambanani Mine	7.78	7.76	7.15	3,116	3,184	13,717
Tshepong Mine	7.98	6.61	7.36	2,692	2,270	9,962
Matjhabeng Mine	6.92	6.91	7.19	1,707	2,440	11,444
Joel Mine	3.40	3.74	4.61	1,036	1,424	6,529
Surface Operations	0.87	0.91	0.92	838	649	2,591
WEST WITS						
TauTona Mine	12.41	11.60	11.30	4,683	4,772	18,643
Savuka Mine	8.14	8.92	8.39	1,764	2,267	8,468
Mponeng Mine	6.91	7.00	8.05	2,553	2,521	12,489
Elandsrand Mine	6.13	6.10	6.37	620	2,593	11,008
Deelkraal Mine	7.55	8.38	7.17	417	1,288	5,434
Surface Operations	1.03	0.86	0.85	44	124	483
AFRICAN REGION	**4.12**	**3.81**	**3.21**	**6,046**	**4,117**	**11,388**
Navachab	2.04	1.96	1.82	646	671	2,399
Sadiola - Attributable 38%	3.02	3.14	3.56	1,541	1,684	7,227
Morila - Attributable 40%	8.41	8.81	8.81	1,984	1,762	1,762
Geita - Attributable 50%	4.64	-	-	1,875	-	-
NORTH AMERICAN REGION	**1.12**	**1.52**	**1.43**	**3,893**	**4,484**	**15,426**
Cripple Creek & Victor J.V.	0.48	0.72	0.75	1,572	2,004	7,702
Jerritt Canyon J.V. - Attributable 70%	9.84	15.58	13.93	2,321	2,480	7,724
SOUTH AMERICAN REGION	**7.52**	**7.95**	**8.04**	**3,325**	**3,804**	**13,657**
Morro Velho	6.07	7.23	6.79	1,540	2,094	6,558
Serra Grande - Attributable 50%	8.18	7.87	8.15	741	724	2,999
Cerro Vanguardia - Attributable 46.25%	10.69	10.16	11.22	1,044	986	4,101
AUSTRALASIAN REGION	**2.05**	**1.94**	**1.75**	**4,121**	**4,403**	**16,300**
Sunrise Dam	5.03	4.39	3.87	2,302	2,037	7,011
Boddington - Attributable 33.33%	0.83	0.76	0.82	600	579	2,394
Tanami - Attributable 40%	1.89	2.44	2.59	244	369	1,493
Union Reefs	1.39	1.68	1.40	976	1,176	3,939
Brocks Creek	-	1.21	1.26	-	243	1,463
ANGLOGOLD GROUP				**54,377**	**57,906**	**225,295**

* Yield excludes surface operations

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION	**50,715**	**50,785**	**48,395**	**56,441**	**55,645**	**53,189**
VAAL RIVER						
Great Noligwa Mine	35,178	31,002	31,966	36,956	32,446	33,893
Kopanang Mine	47,557	47,796	48,027	51,301	51,219	51,480
Tau Lekoa Mine	50,087	47,836	48,166	56,681	55,094	54,555
Surface Operations	36,300	34,392	38,523	36,302	34,392	38,523
ERGO						
Ergo	52,415	57,650	53,818	57,072	65,576	62,114
FREE STATE						
Bambanani Mine	61,559	66,919	60,558	67,201	70,687	64,553
Tshepong Mine	50,301	63,003	52,607	58,332	70,449	60,306
Matjhabeng Mine	71,032	73,332	63,754	93,137	88,212	70,701
Joel Mine	102,157	78,912	64,085	127,876	86,214	72,172
Surface Operations	37,834	42,955	49,635	38,046	43,996	50,705
WEST WITS						
TauTona Mine	41,687	37,553	38,288	45,089	40,508	40,991
Savuka Mine	67,173	53,146	54,927	75,742	56,674	58,375
Mponeng Mine	63,654	66,470	53,000	71,397	73,370	59,517
Elandsrand Mine	90,300	68,792	62,597	90,373	75,232	68,847
Deelkraal Mine	82,790	66,006	65,200	83,180	78,974	75,763
Surface Operations	6,134	69,261	54,605	6,134	70,704	55,196
AFRICAN REGION	**31,216**	**25,689**	**27,818**	**47,549**	**39,381**	**39,238**
Navachab	43,863	39,847	42,249	47,412	44,720	47,472
Sadiola - Attributable 38%	32,591	29,533	25,393	49,327	43,975	37,632
Morila - Attributable 40%	22,535	21,627	21,627	42,248	37,892	37,892
Geita - Attributable 50%	35,392	-	-	52,152	-	-
NORTH AMERICAN REGION	**53,149**	**51,910**	**45,099**	**72,966**	**73,661**	**65,713**
Cripple Creek & Victor J.V.	42,519	42,870	39,340	64,827	67,400	62,300
Jerritt Canyon J.V. - Attributable 70%	58,437	59,301	48,730	76,561	78,805	68,645
SOUTH AMERICAN REGION	**36,915**	**39,365**	**35,367**	**54,627**	**44,122**	**47,920**
Morro Velho	32,907	33,393	30,169	47,484	43,955	41,231
Serra Grande - Attributable 50%	27,762	30,281	25,043	43,217	45,783	38,287
Cerro Vanguardia - Attributable 46.25%	36,359	41,593	32,742	59,093	64,179	51,365
AUSTRALASIAN REGION	**50,534**	**48,673**	**50,436**	**61,439**	**61,172**	**60,392**
Sunrise Dam	33,158	37,244	38,466	44,893	49,694	51,192
Boddington - Attributable 33.33%	51,879	50,884	48,122	60,587	54,600	51,449
Tanami - Attributable 40%	106,707	65,126	63,931	114,240	75,246	70,261
Union Reefs	48,534	55,896	61,363	58,239	63,728	69,344
Brocks Creek	-	40,788	43,799	-	47,600	51,504
ANGLOGOLD GROUP	**48,457**	**48,255**	**46,404**	**57,537**	**55,454**	**53,334**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	Productivity per employee - g			Operating profit - Rm		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	264	278	267	270.3	264.9	941.0
Kopanang Mine	168	162	160	82.7	59.8	204.3
Tau Lekoa Mine	186	201	194	32.5	36.3	109.8
Surface Operations	512	567	441	30.2	32.3	78.3
ERGO						
Ergo	-	-	-	29.5	6.1	27.0
FREE STATE						
Bambanani Mine	142	141	149	20.5	(7.3)	3.2
Tshepong Mine	190	164	176	48.7	(3.7)	43.7
Matjhabeng Mine	130	123	122	(29.9)	(21.9)	(24.4)
Joel Mine	84	113	122	(32.4)	(14.3)	34.0
Surface Operations	726	254	249	32.2	23.3	83.1
WEST WITS						
TauTona Mine	245	259	250	112.6	124.2	446.7
Savuka Mine	137	183	169	(0.1)	28.7	64.2
Mponeng Mine	153	155	190	(10.9)	(21.6)	58.4
Elandsrand Mine	104	146	153	(14.0)	(19.9)	(40.7)
Deelkraal Mine	123	123	126	(6.4)	(5.6)	(48.1)
Surface Operations	-	-	-	2.8	3.5	12.7
AFRICAN REGION						
Navachab	623	657	570	12.5	15.5	44.0
Sadiola - Attributable 38%	2,335	1,782	1,930	35.9	51.8	218.8
Morila - Attributable 40%	4,714	4,736	4,736	48.7	49.4	49.4
Geita - Attributable 50%	2,029	-	-	36.5	-	-
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	1,910	1,914	1,886	26.2	35.4	93.7
Jerritt Canyon J.V. - Attributable 70%	2,565	2,706	1,986	10.9	11.9	46.0
SOUTH AMERICAN REGION						
Morro Velho	367	496	426	63.6	65.0	201.4
Serra Grande - Attributable 50%	946	931	968	30.8	28.4	105.2
Cerro Vanguardia - Attributable 46.25%	1,898	2,054	2,100	17.0	19.5	91.6
AUSTRALASIAN REGION						
Sunrise Dam	2,222	2,209	2,292	60.0	51.6	187.8
Boddington - Attributable 33.33%	1,694	1,644	1,706	6.5	10.7	42.1
Tanami - Attributable 40%	934	1,238	1,279	(11.6)	(0.2)	5.7
Union Reefs	1,685	1,744	1,391	2.1	13.2	25.9
Brocks Creek	-	2,210	2,103	(0.2)	2.7	22.4
Regional corporate costs and other non-mining subsidiaries				(13.4)	49.2	145.0
ANGLOGOLD GROUP				**893.8**	**888.9**	**3,272.2**

KEY OPERATING RESULTS
PER REGION

	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
US Dollar / Imperial		Yield - oz/t			Gold produced - oz 000	
SOUTH AFRICAN REGION *	**0.232**	**0.232**	**0.228**	**1,190**	**1,321**	**5,418**
VAAL RIVER						
Great Noligwa Mine	0.337	0.381	0.359	243	252	971
Kopanang Mine	0.228	0.219	0.205	126	122	481
Tau Lekoa Mine	0.137	0.170	0.145	77	83	315
Surface Operations	0.018	0.023	0.017	26	29	90
ERGO						
Ergo	0.007	0.007	0.007	92	79	321
FREE STATE						
Bambanani Mine	0.227	0.226	0.208	100	102	441
Tshepong Mine	0.233	0.193	0.215	87	73	320
Matjhabeng Mine	0.202	0.202	0.210	55	78	368
Joel Mine	0.099	0.109	0.135	33	46	210
Surface Operations	0.025	0.026	0.027	27	21	83
WEST WITS						
TauTona Mine	0.362	0.338	0.330	151	153	599
Savuka Mine	0.237	0.260	0.245	57	73	272
Mponeng Mine	0.202	0.204	0.235	82	81	402
Elandsrand Mine	0.179	0.178	0.186	20	83	355
Deelkraal Mine	0.220	0.244	0.209	13	41	175
Surface Operations	0.030	0.025	0.025	1	4	16
AFRICAN REGION	**0.120**	**0.111**	**0.094**	**194**	**132**	**366**
Navachab	0.060	0.057	0.053	21	22	77
Sadiola - Attributable 38%	0.088	0.092	0.104	50	54	232
Morila - Attributable 40%	0.245	0.257	0.257	64	57	57
Geita - Attributable 50%	0.135	-	-	60	-	-
NORTH AMERICAN REGION	**0.033**	**0.044**	**0.042**	**125**	**144**	**496**
Cripple Creek & Victor J.V.	0.014	0.021	0.022	51	64	248
Jerritt Canyon J.V. - Attributable 70%	0.287	0.454	0.406	75	80	248
SOUTH AMERICAN REGION	**0.219**	**0.232**	**0.235**	**107**	**122**	**439**
Morro Velho	0.177	0.211	0.198	50	67	211
Serra Grande - Attributable 50%	0.239	0.230	0.238	24	23	96
Cerro Vanguardia - Attributable 46.25%	0.312	0.296	0.327	34	32	132
AUSTRALASIAN REGION	**0.060**	**0.056**	**0.051**	**132**	**142**	**524**
Sunrise Dam	0.147	0.128	0.113	74	65	225
Boddington - Attributable 33.33%	0.024	0.022	0.024	19	19	77
Tanami - Attributable 40%	0.055	0.071	0.076	8	12	48
Union Reefs	0.040	0.049	0.041	31	38	127
Brocks Creek	-	0.035	0.037	-	8	47
ANGLOGOLD GROUP				**1,749**	**1,862**	**7,243**

* Yield excludes surface operations

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION	**202**	**208**	**217**	**224**	**228**	**239**
VAAL RIVER						
Great Noligwa Mine	140	127	144	147	133	152
Kopanang Mine	189	195	215	204	209	231
Tau Lekoa Mine	199	196	216	225	225	244
Surface Operations	144	140	172	144	140	172
ERGO						
Ergo	208	236	242	227	268	279
FREE STATE						
Bambanani Mine	245	273	272	267	289	290
Tshepong Mine	200	258	236	232	288	270
Matjhabeng Mine	282	301	287	370	362	317
Joel Mine	406	323	288	509	352	324
Surface Operations	150	178	227	151	178	231
WEST WITS						
TauTona Mine	166	154	172	179	166	184
Savuka Mine	267	218	247	301	233	262
Mponeng Mine	253	271	238	284	300	267
Elandsrand Mine	362	282	281	363	308	309
Deelkraal Mine	331	271	294	333	324	341
Surface Operations	28	269	248	28	269	248
AFRICAN REGION	**124**	**105**	**124**	**189**	**161**	**174**
Navachab	174	163	189	188	183	213
Sadiola - Attributable 38%	130	121	114	196	180	169
Morila - Attributable 40%	90	88	88	168	154	154
Geita - Attributable 50%	141	-	-	207	-	-
NORTH AMERICAN REGION	**211**	**212**	**200**	**290**	**301**	**292**
Cripple Creek & Victor J.V.	169	175	175	257	276	278
Jerritt Canyon J.V. - Attributable 70%	232	243	215	304	322	303
SOUTH AMERICAN REGION	**147**	**160**	**144**	**217**	**180**	**195**
Morro Velho	131	136	134	189	180	183
Serra Grande - Attributable 50%	110	124	112	172	187	171
Cerro Vanguardia - Attributable 46.25%	144	170	146	235	262	229
AUSTRALASIAN REGION	**201**	**199**	**226**	**244**	**250**	**270**
Sunrise Dam	132	152	172	178	203	229
Boddington - Attributable 33.33%	206	208	216	241	223	232
Tanami - Attributable 40%	423	267	286	453	308	314
Union Reefs	193	229	274	231	261	310
Brocks Creek	-	167	201	-	195	238
ANGLOGOLD GROUP	**193**	**197**	**213**	**229**	**226**	**245**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	Productivity per employee - oz			Operating profit - $m		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	8.49	8.95	8.58	34.6	34.9	134.5
Kopanang Mine	5.39	5.22	5.15	10.6	7.9	29.5
Tau Lekoa Mine	5.99	6.48	6.23	4.2	4.8	15.5
Surface Operations	16.45	18.23	14.18	3.9	4.3	11.1
ERGO						
Ergo	-	-	-	3.8	0.8	3.9
FREE STATE						
Bambanani Mine	4.57	4.54	4.80	2.5	(1.0)	0.5
Tshepong Mine	6.10	5.27	5.65	6.2	(0.5)	6.4
Matjhabeng Mine	4.17	3.95	3.92	(3.8)	(3.0)	(3.1)
Joel Mine	2.71	3.64	3.92	(4.1)	(1.8)	5.2
Surface Operations	23.35	8.18	8.00	4.1	3.1	11.9
WEST WITS						
TauTona Mine	7.89	8.34	8.05	14.4	16.2	63.7
Savuka Mine	4.40	5.90	5.43	-	3.7	8.9
Mponeng Mine	4.93	4.99	6.10	(1.4)	(2.8)	9.7
Elandsrand Mine	3.34	4.70	4.92	(1.8)	(2.7)	(5.6)
Deelkraal Mine	3.97	3.95	4.05	(0.8)	(0.7)	(7.0)
Surface Operations	-	-	-	0.4	0.5	1.8
AFRICAN REGION						
Navachab	20.03	21.14	18.32	1.6	2.0	6.3
Sadiola - Attributable 38%	75.08	57.31	62.06	4.6	6.9	31.4
Morila - Attributable 40%	151.55	152.27	152.27	6.3	6.5	6.5
Geita - Attributable 50%	65.23	-	-	4.7	-	-
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	61.40	61.54	60.63	3.3	4.5	12.8
Jerritt Canyon J.V. - Attributable 70%	82.47	87.00	69.42	1.5	1.4	6.5
SOUTH AMERICAN REGION						
Morro Velho	11.79	15.94	13.69	8.0	8.7	29.1
Serra Grande - Attributable 50%	30.41	29.94	31.12	3.9	3.8	15.0
Cerro Vanguardia - Attributable 46.25%	61.01	66.04	67.50	2.2	2.6	14.2
AUSTRALASIAN REGION						
Sunrise Dam	71.44	71.02	73.69	7.5	6.9	26.9
Boddington - Attributable 33.33%	54.45	52.86	54.86	0.9	1.4	6.1
Tanami - Attributable 40%	30.03	39.79	41.13	(1.5)	(0.1)	0.7
Union Reefs	54.17	56.08	44.71	0.1	1.8	3.5
Brocks Creek	-	71.05	67.60	-	0.3	3.3
Regional corporate costs and other non-mining subsidiaries				(1.7)	6.0	19.4
ANGLOGOLD GROUP				**114.1**	**116.4**	**468.6**

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2001

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium		
			width	g/t	cm.g/t	kg/t	cm.kg/t
			cm				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,977	286	112.80	50.27	5,671	2.18	245.42
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	8,062	1,203	15.40	113.70	1,751	4.42	68.09
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,025	850	92.10	12.84	1,183	0.25	22.80
Moab Khotsong Mine							
Vaal reef	2,165	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	3,145	212	100.90	32.01	3,230	0.01	1.44
Bambanani West Shaft							
Basal reef	-	-	-	-	-	-	-
Tshepong North							
Basal reef	5,792	700	16.90	104.14	1,760	2.20	37.24
"B" reef	20	12	70.30	34.11	2,398	0.51	36.17
Tshepong South							
Basal reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	752	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	818	243	99.80	8.99	897	-	-
Beatrix VS 5 Composite reef	16	-	-	-	-	-	-
VS 5 Composite reef	-	-	-	-	-	-	-
Taung North Shaft							
Beatrix reef	-	-	-	-	-	-	-
Beatrix VS 5 Composite reef	63	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	296	-	-	-	-	-	-
Carbon Leader reef	4,039	130	19.00	98.84	1,878	1.13	21.53
Savuka Mine							
Ventersdorp Contact reef	296	34	58.50	25.54	1,494	0.01	0.85
Carbon Leader reef	354	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	6,233	1,006	91.20	18.97	1,730	-	-
Elandsrand							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Deelkraal							
Ventersdorp Contact reef	-	-	-	-	-	-	-
(plus footwall bands)							

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2001

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel	gold		uranium		
			width	oz/t	ft.oz/t	lb/t	ft.lb/t
			inches				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	16,330	938	44.41	1.47	5.43	4.36	16.14
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	26,450	3,947	6.06	3.32	1.68	8.84	4.47
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	13,206	2,789	36.26	0.37	1.13	0.50	1.51
Moab Khotsong Mine							
Vaal reef	7,103	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	10,319	696	39.72	0.93	3.09	0.02	0.07
Bambanani West Shaft							
Basal reef	-	-	-	-	-	-	-
Tshepong North							
Basal reef	19,002	2,297	6.65	3.04	1.68	4.40	2.44
"B" reef	65	39	27.68	0.99	2.29	1.02	2.35
Tshepong South							
Basal reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	2,467	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	2,682	797	39.29	0.26	0.86	-	-
Beatrix VS 5 Composite reef	52	-	-	-	-	-	-
VS 5 Composite reef	-	-	-	-	-	-	-
Taung North Shaft							
Beatrix reef	-	-	-	-	-	-	-
Beatrix VS 5 Composite reef	207	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	972	-	-	-	-	-	-
Carbon Leader reef	13,251	427	7.48	2.88	1.80	2.26	1.41
Savuka Mine							
Ventersdorp Contact reef	972	112	23.03	0.74	1.43	0.02	0.04
Carbon Leader reef	1,162	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	20,448	3,301	35.91	0.55	1.66	-	-
Elandsrand							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Deelkraal							
Ventersdorp Contact reef	-	-	-	-	-	-	-
(plus footwall bands)							

SHAFT SINKING

Statistics are shown in metric units	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	84	80	129
Depth to date (below collar)	2,623	2,540	2,540
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	939	939	939
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	-	4	159
Depth to date (below collar)	1,453	1,453	1,453
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	1,209	1,209	1,209
Station cutting	-	-	-
Sub Shaft Vent Shaft Deepening			
Advance	23	4	4
Depth to date	27	4	4

SHAFT SINKING

	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	274	263	423
Depth to date (below collar)	8,607	8,333	8,333
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	-	11	523
Depth to date (bellow collar)	4,766	4,766	4,766
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	3,965	3,965	3,965
Station cutting	-	-	-
Sub Shaft Vent Shaft Deepening			
Advance	76	13	13
Depth to date	89	13	13

CAPITAL EXPENDITURE
PER REGION

CAPITAL EXPENDITURE	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
	SA Rand million			US Dollar million		
SOUTH AFRICAN REGION	**160.7**	**377.8**	**1,016.1**	**20.4**	**49.8**	**144.2**
VAAL RIVER						
Great Noligwa Mine	2.0	13.2	22.2	0.3	1.7	3.0
Kopanang Mine	3.7	18.4	36.3	0.4	2.5	5.2
Tau Lekoa Mine	4.3	12.1	22.0	0.5	1.6	3.0
Moab Khotsong	75.8	96.7	317.7	9.7	12.7	45.5
ERGO						
Ergo	0.5	3.9	3.9	0.1	0.5	0.5
FREE STATE						
Bambanani Mine	4.7	13.5	18.1	0.6	1.8	2.6
Tshepong Mine	-	-	0.4	-	-	0.1
Matjhabeng Mine	-	-	-	-	-	-
Joel Mine	6.4	87.3	200.3	0.8	11.5	28.0
Surface Operations	(2.9)	-	-	(0.4)	-	-
WEST WITS						
TauTona Mine	7.9	23.7	42.1	1.0	3.2	5.9
Savuka Mine	-	3.4	7.6	-	0.4	1.0
Mponeng Mine	46.5	68.2	203.3	5.9	9.0	28.9
Elandsrand Mine	11.8	34.8	131.3	1.5	4.6	18.9
Deelkraal Mine	-	2.6	10.9	-	0.3	1.6
Surface Operations	-	-	-	-	-	-
AFRICAN REGION	**89.7**	**323.1**	**376.7**	**11.4**	**42.4**	**50.3**
Navachab	0.9	0.2	1.1	0.1	-	0.1
Sadiola - Attributable 38%	5.9	8.0	26.3	0.8	1.0	3.8
Morila - Attributable 40%	31.8	76.6	110.8	4.1	10.0	15.0
Geita - Attributable 50%	29.2	-	-	3.7	-	-
Yatela	21.9	238.3	238.5	2.7	31.4	31.4
NORTH AMERICAN REGION	**108.3**	**71.5**	**255.9**	**13.8**	**9.4**	**36.6**
Cripple Creek & Victor J.V.	83.9	43.2	141.7	10.7	5.7	20.3
Jerritt Canyon J.V. - Attributable 70%	23.7	27.9	110.6	3.0	3.7	15.9
Exploration	0.7	0.4	3.6	0.1	-	0.4
SOUTH AMERICAN REGION	**50.2**	**36.9**	**122.5**	**6.4**	**4.8**	**17.5**
Morro Velho	20.4	19.2	73.6	2.6	2.5	10.4
Serra Grande - Attributable 50%	3.5	5.4	19.6	0.4	0.7	2.8
Cerro Vanguardia - Attributable 46.25%	17.0	5.7	5.7	2.2	0.8	0.8
Minorities and exploration	9.3	6.6	23.6	1.2	0.8	3.5
AUSTRALASIAN REGION	**120.3**	**113.3**	**225.6**	**15.4**	**14.9**	**31.4**
Sunrise Dam	110.7	108.7	194.1	14.2	14.3	26.8
Boddington - Attributable 33.33%	1.5	2.7	13.9	0.2	0.4	2.0
Tanami - Attributable 40%	1.7	2.1	8.9	0.2	0.3	1.3
Union Reefs	1.0	(0.6)	6.1	0.1	(0.1)	0.8
Brocks Creek	0.2	0.1	2.1	-	-	0.3
Exploration	5.2	0.3	0.5	0.7	-	0.2
Other non-mining subsidiaries	5.9	24.2	66.6	0.9	2.7	9.0
Recoupments	(0.3)	(8.7)	(54.5)	-	(1.1)	(7.7)
ANGLOGOLD GROUP TOTAL	**534.9**	**938.0**	**2,008.9**	**68.4**	**122.9**	**281.2**

SOUTH AFRICAN REGION
VAAL RIVER

GREAT NOLIGWA MINE					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	95	109	430	1,025	1,174	4,628
Milled - 000	- tonnes	/	- tons	- reef	656	600	2,451	723	661	2,702
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	656	600	2,451	723	661	2,702
Yield	- g/t	/	- oz/t	- reef	11.54	13.06	12.32	0.337	0.381	0.359
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	11.54	13.06	12.32	0.337	0.381	0.359
Gold produced	- kg	/	- oz 000	- reef	7,563	7,829	30,204	243	252	971
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	7,563	7,829	30,204	243	252	971
Revenue	- R/kg	/	- $/oz	- sold	71,850	67,071	64,645	284	274	289
Total cash costs	- R	/	- $	- ton milled	406	405	394	47	48	52
	- R/kg	/	- $/oz	- produced	35,178	31,002	31,966	140	127	144
PRODUCTIVITY										
per employee	- g	/	- oz	- target	236	267	273	7.6	8.58	8.77
				- actual	264	278	267	8.49	8.95	8.58
per employee	- m2	/	- ft2	- target	3.44	4.28	4.09	36.98	46.07	44.02
				- actual	3.32	3.88	3.80	35.77	41.73	40.87
FINANCIAL RESULTS (MILLION)										
Gold sales					543.7	518.4	1,946.1	69.4	68.2	279.7
Cost of sales					273.4	253.5	1,005.1	34.8	33.3	145.2
Cash operating costs					264.2	241.2	960.1	33.7	31.7	138.7
Other cash costs					1.9	1.5	5.4	0.2	0.2	0.8
Total cash costs					266.1	242.7	965.5	33.9	31.9	139.5
Retrenchment costs					0.7	0.6	2.7	0.1	0.1	0.4
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					266.8	243.3	968.2	34.0	32.0	139.9
Amortisation of mining assets					12.7	10.7	55.5	1.6	1.4	8.1
Inventory change					(6.1)	(0.5)	(18.6)	(0.8)	(0.1)	(2.8)
Operating profit					270.3	264.9	941.0	34.6	34.9	134.5
Capital expenditure										
				- mining direct	1.4	9.9	16.4	0.2	1.3	2.2
				- other	0.6	3.3	5.8	0.1	0.4	0.8
				- recoupments	-	-	0.1	-	-	-
Net capital expenditure					2.0	13.2	22.3	0.3	1.7	3.0

SOUTH AFRICAN REGION
VAAL RIVER

KOPANANG MINE					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	99	112	446	1,061	1,204	4,804
Milled - 000	- tonnes	/	- tons	- reef	503	505	2,127	554	557	2,345
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	503	505	2,127	554	557	2,345
Yield	- g/t	/	- oz/t	- reef	7.80	7.52	7.04	0.228	0.219	0.205
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.80	7.52	7.04	0.228	0.219	0.205
Gold produced	- kg	/	- oz 000	- reef	3,921	3,797	14,973	126	122	481
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,921	3,797	14,973	126	122	481
Revenue	- R/kg	/	- $/oz	- sold	71,629	67,259	64,582	285	275	290
Total cash costs	- R	/	- $	- ton milled	371	359	338	43	43	44
	- R/kg	/	- $/oz	- produced	47,557	47,796	48,027	189	195	215
PRODUCTIVITY										
per employee	- g	/	- oz	- target	159	175	169	5.11	5.64	5.44
				- actual	168	162	160	5.39	5.22	5.15
per employee	- m2	/	- ft2	- target	4.80	4.90	4.72	51.65	52.75	50.83
				- actual	4.21	4.78	4.78	45.34	51.50	51.41
FINANCIAL RESULTS (MILLION)										
Gold sales					281.1	251.9	963.6	35.9	33.1	139.2
Cost of sales					198.4	192.1	759.3	25.3	25.2	109.7
Cash operating costs					185.0	180.5	715.2	23.6	23.7	103.3
Other cash costs					1.5	1.0	3.9	0.2	0.1	0.4
Total cash costs					186.5	181.5	719.1	23.8	23.8	103.7
Retrenchment costs					0.5	0.3	2.0	0.1	-	0.3
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					187.0	181.8	721.1	23.9	23.8	104.0
Amortisation of mining assets					14.2	12.7	49.7	1.8	1.7	7.3
Inventory change					(2.8)	(2.4)	(11.5)	(0.4)	(0.3)	(1.6)
Operating profit					82.7	59.8	204.3	10.6	7.9	29.5
Capital expenditure										
				- mining direct	3.3	14.0	30.6	0.4	1.9	4.4
				- other	0.4	4.4	5.7	-	0.6	0.8
				- recoupments	-	-	-	-	-	-
Net capital expenditure					3.7	18.4	36.3	0.4	2.5	5.2

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
TAU LEKOA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	93	102	388	1,002	1,093	4,179
Milled - 000	- tonnes /	- tons	- reef	508	444	1,963	560	489	2,163
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	508	444	1,963	560	489	2,163
Yield	- g/t /	- oz/t	- reef	4.69	5.84	4.98	0.137	0.170	0.145
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	4.69	5.84	4.98	0.137	0.170	0.145
Gold produced	- kg /	- oz 000	- reef	2,381	2,590	9,783	77	83	315
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,381	2,590	9,783	77	83	315
Revenue	- R/kg /	- $/oz	- sold	71,508	67,352	64,762	284	275	289
Total cash costs	- R /	- $	- ton milled	235	279	240	27	33	31
	- R/kg /	- $/oz	- produced	50,087	47,836	48,166	199	196	216
PRODUCTIVITY									
per employee	- g /	- oz	- target	180	188	184	5.79	6.05	5.91
			- actual	186	201	194	5.99	6.48	6.23
per employee	- m2 /	- ft2	- target	7.30	7.59	7.28	78.54	81.74	78.35
			- actual	7.29	7.90	7.70	78.43	85.00	82.84
FINANCIAL RESULTS (MILLION)									
Gold sales				170.5	172.1	631.3	21.8	22.6	90.7
Cost of sales				138.0	135.8	521.5	17.6	17.8	75.2
Cash operating costs				118.3	123.2	468.3	15.1	16.2	67.5
Other cash costs				1.0	0.7	2.9	0.1	0.1	0.4
Total cash costs				119.3	123.9	471.2	15.2	16.3	67.9
Retrenchment costs				0.4	0.9	2.2	0.1	0.1	0.3
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				119.7	124.8	473.4	15.3	16.4	68.2
Amortisation of mining assets				15.3	17.9	60.3	1.9	2.3	8.7
Inventory change				3.0	(6.9)	(12.2)	0.4	(0.9)	(1.7)
Operating profit				32.5	36.3	109.8	4.2	4.8	15.5
Capital expenditure									
			- mining direct	4.1	10.8	19.8	0.5	1.4	2.7
			- other	0.2	1.3	2.2	-	0.2	0.3
			- recoupments	-	-	-	-	-	-
Net capital expenditure				4.3	12.1	22.0	0.5	1.6	3.0

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	32	34	44	35	37	49
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	1,305	1,097	4,679	1,438	1,210	5,158
				- total	1,337	1,131	4,723	1,473	1,247	5,207
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	1.55	2.96	3.12	0.045	0.086	0.091
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.58	0.73	0.57	0.017	0.021	0.017
				- average	0.61	0.80	0.60	0.018	0.023	0.017
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	50	100	138	2	3	4
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	760	803	2,689	24	26	86
				- total	810	903	2,827	26	29	90
Revenue	- R/kg	/	- $/oz	- sold	71,493	67,348	64,558	284	275	288
Total cash costs *	- R	/	- $	- ton milled	21	25	22	2	3	3
	- R/kg	/	- $/oz	- produced	36,300	34,392	38,523	144	140	172
PRODUCTIVITY										
per employee	- g	/	- oz	- target	321	413	416	10.33	13.27	13.36
				- actual	512	567	441	16.45	18.23	14.18
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					57.8	59.9	181.9	7.4	7.9	26.0
Cost of sales					27.6	27.6	103.6	3.5	3.6	14.9
Cash operating costs					27.5	27.5	103.3	3.5	3.6	14.9
Other cash costs					0.1	0.1	0.3	-	-	-
Total cash costs					27.6	27.6	103.6	3.5	3.6	14.9
Retrenchment costs					-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					27.6	27.6	103.6	3.5	3.6	14.9
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	-	-	-	-	-
Operating profit					30.2	32.3	78.3	3.9	4.3	11.1
Capital expenditure					Moab Khotsong					
			- mining direct		75.8	96.7	317.7	9.7	12.7	45.5
			- other		-	-	-	-	-	-
			- recoupments		-	-	-	-	-	-
Net capital expenditure					75.8	96.7	317.7	9.7	12.7	45.5

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

		Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Material treated	- tonnes / - tons - 000	11,142	10,351	42,187	12,282	11,410	46,503
Yield	- g/t / - oz/t	0.26	0.24	0.24	0.007	0.007	0.007
Gold produced	- kg / - oz 000	2,848	2,448	9,969	92	79	321
Revenue	- R/kg / - $/oz - sold	71,462	67,130	64,425	285	274	289
Total cash costs	- R / - $ - ton treated	13	14	13	2	2	2
	- R/kg / - $/oz - produced	52,415	57,650	53,818	208	236	242
FINANCIAL RESULTS (MILLION)							
Gold sales		185.8	162.8	640.8	23.8	21.4	92.5
Cost of sales		156.3	156.7	613.8	20.0	20.6	88.6
Cash operating costs		148.7	140.4	534.0	19.0	18.5	77.1
Other cash costs		0.5	0.7	2.5	0.1	0.1	0.4
Total cash costs		149.2	141.1	536.5	19.1	18.6	77.5
Retrenchment costs		0.3	-	0.4	-	-	-
Rehabilitation and other non-cash costs		4.5	0.9	6.1	0.6	0.1	0.9
Production costs		154.0	142.0	543.0	19.7	18.7	78.4
Amortisation of mining assets		8.4	18.5	76.2	1.1	2.4	11.0
Inventory change		(6.1)	(3.8)	(5.4)	(0.8)	(0.5)	(0.8)
Operating profit		29.5	6.1	27.0	3.8	0.8	3.9
Capital expenditure							
	- mining direct	0.5	1.4	1.4	0.1	0.2	0.2
	- other	-	2.5	2.5	-	0.3	0.3
	- recoupments	-	(5.4)	(5.4)	-	(0.7)	(0.7)
Net capital expenditure		0.5	(1.5)	(1.5)	0.1	(0.2)	(0.2)

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
BAMBANANI MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		68	86	345	731	923	3,708
Milled - 000	- tonnes / - tons	- reef		401	410	1,919	442	452	2,116
		- waste		-	-	-	-	-	-
		- surface and dump reclamation		-	-	-	-	-	-
		- total		401	410	1,919	442	452	2,116
Yield	- g/t / - oz/t	- reef		7.78	7.76	7.15	0.227	0.226	0.208
		- waste		-	-	-	-	-	-
		- surface and dump reclamation		-	-	-	-	-	-
		- average		7.78	7.76	7.15	0.227	0.226	0.208
Gold produced	- kg / - oz 000	- reef		3,116	3,184	13,717	100	102	441
		- waste		-	-	-	-	-	-
		- surface and dump reclamation		-	-	-	-	-	-
		- total		3,116	3,184	13,717	100	102	441
Revenue	- R/kg / - $/oz	- sold		71,854	67,835	65,172	284	278	293
Total cash costs	- R / - $	- ton milled		479	520	433	55	62	57
	- R/kg / - $/oz	- produced		61,559	66,919	60,558	245	273	272
PRODUCTIVITY									
per employee	- g / - oz	- target		151	183	179	4.87	5.88	5.75
		- actual		142	141	149	4.57	4.54	4.80
per employee	- m2 / - ft2	- target		3.37	3.91	3.74	36.31	42.11	40.25
		- actual		3.10	3.80	3.75	33.33	40.90	40.34
FINANCIAL RESULTS (MILLION)									
Gold sales				224.2	215.1	893.1	28.6	28.3	129.1
Cost of sales				203.7	222.4	889.9	26.1	29.3	128.6
Cash operating costs				190.5	212.0	836.1	24.3	27.9	120.7
Other cash costs				1.4	1.1	(5.4)	0.2	0.1	(0.8)
Total cash costs				191.9	213.1	830.7	24.5	28.0	119.9
Retrenchment costs				6.7	2.2	9.9	0.9	0.3	1.4
Rehabilitation and other non-cash costs				-	-	(0.3)	-	-	-
Production costs				198.6	215.3	840.3	25.4	28.3	121.3
Amortisation of mining assets				10.8	9.8	45.2	1.4	1.3	6.6
Inventory change				(5.7)	(2.7)	4.4	(0.7)	(0.3)	0.7
Operating profit				20.5	(7.3)	3.2	2.5	(1.0)	0.5
Capital expenditure									
		- mining direct		4.7	13.5	18.1	0.6	1.8	2.6
		- other		-	-	-	-	-	-
		- recoupments		-	-	-	-	-	-
Net capital expenditure				4.7	13.5	18.1	0.6	1.8	2.6

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
TSHEPONG MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	93	103	387	1,000	1,107	4,162
Milled - 000	- tonnes /	- tons	- reef	337	343	1,354	372	378	1,493
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	337	343	1,354	372	378	1,493
Yield	- g/t /	- oz/t	- reef	7.98	6.61	7.36	0.233	0.193	0.215
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	7.98	6.61	7.36	0.233	0.193	0.215
Gold produced	- kg /	- oz 000	- reef	2,692	2,270	9,962	87	73	320
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,692	2,270	9,962	87	73	320
Revenue	- R/kg /	- $/oz	- sold	71,623	67,466	64,954	284	275	291
Total cash costs	- R /	- $	- ton milled	402	417	387	47	50	51
	- R/kg /	- $/oz	- produced	50,301	63,003	52,607	200	258	236
PRODUCTIVITY									
per employee	- g /	- oz	- target	172	172	167	5.54	5.51	5.36
			- actual	190	164	176	6.10	5.27	5.65
per employee	- m2 /	- ft2	- target	6.44	5.98	5.91	69.33	64.42	63.66
			- actual	6.55	7.43	6.81	70.54	79.94	73.35
FINANCIAL RESULTS (MILLION)									
Gold sales				192.9	152.4	646.4	24.6	20.0	93.2
Cost of sales				144.2	156.1	602.7	18.4	20.5	86.8
Cash operating costs				134.6	142.5	522.2	17.2	18.7	75.1
Other cash costs				0.8	0.5	1.9	0.1	0.1	0.4
Total cash costs				135.4	143.0	524.1	17.3	18.8	75.5
Retrenchment costs				1.8	0.7	5.2	0.2	0.1	0.7
Rehabilitation and other non-cash costs				-	-	0.1	-	-	-
Production costs				137.2	143.7	529.4	17.5	18.9	76.2
Amortisation of mining assets				19.8	16.2	71.4	2.5	2.1	10.3
Inventory change				(12.8)	(3.8)	1.9	(1.6)	(0.5)	0.3
Operating profit				48.7	(3.7)	43.7	6.2	(0.5)	6.4
Capital expenditure									
			- mining direct	-	-	0.4	-	-	0.1
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	-	0.4	-	-	0.1

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
MATJHABENG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	44	76	314	478	819	3,376
Milled - 000	- tonnes	/	- tons	- reef	247	353	1,591	272	389	1,753
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	247	353	1,591	272	389	1,753
Yield	- g/t	/	- oz/t	- reef	6.92	6.91	7.19	0.202	0.202	0.210
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	6.92	6.91	7.19	0.202	0.202	0.210
Gold produced	- kg	/	- oz 000	- reef	1,707	2,440	11,444	55	78	368
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	1,707	2,440	11,444	55	78	368
Revenue	- R/kg	/	- $/oz	- sold	71,784	78,251	68,841	284	320	310
Total cash costs	- R	/	- $	- ton milled	491	507	459	57	61	60
	- R/kg	/	- $/oz	- produced	71,032	73,332	63,754	282	301	287
PRODUCTIVITY										
per employee	- g	/	- oz	- target	143	157	149	4.60	5.03	4.80
				- actual	130	123	122	4.17	3.95	3.92
per employee	- m2	/	- ft2	- target	3.70	3.87	3.75	39.83	41.64	40.36
				- actual	3.37	3.83	3.34	36.29	41.19	35.92
FINANCIAL RESULTS (MILLION)										
Gold sales					122.8	190.2	787.2	15.7	25.0	113.9
Cost of sales					152.7	212.1	811.6	19.5	28.0	117.0
Cash operating costs					120.1	177.7	724.8	15.4	23.4	104.8
Other cash costs					1.1	1.2	4.8	0.1	0.2	0.7
Total cash costs					121.2	178.9	729.6	15.5	23.6	105.5
Retrenchment costs					34.0	27.5	52.8	4.3	3.6	7.3
Rehabilitation and other non-cash costs					-	-	(0.3)	-	-	(0.1)
Production costs					155.2	206.4	782.1	19.8	27.2	112.7
Amortisation of mining assets					3.8	8.8	27.0	0.5	1.2	3.9
Inventory change					(6.3)	(3.1)	2.5	(0.8)	(0.4)	0.4
Operating profit					(29.9)	(21.9)	(24.4)	(3.8)	(3.0)	(3.1)
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
JOEL MINE						Rand / Metric			Dollar / Imperial	
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	62	88	302	672	942	3,253
Milled - 000	- tonnes	/	- tons	- reef	305	353	1,296	336	389	1,429
				- waste	-	28	120	-	31	131
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	305	381	1,417	336	420	1,561
Yield	- g/t	/	- oz/t	- reef	3.40	4.03	4.98	0.099	0.117	0.145
				- waste	-	0.17	0.58	-	0.005	0.017
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	3.40	3.74	4.61	0.099	0.109	0.135
Gold produced	- kg	/	- oz 000	- reef	1,036	1,420	6,459	33	46	208
				- waste	-	5	70	-	0	2
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	1,036	1,424	6,529	33	46	210
Revenue	- R/kg	/	- $/oz	- sold	99,219	86,699	78,496	394	354	353
Total cash costs	- R	/	- $	- ton milled	347	295	295	40	35	39
	- R/kg	/	- $/oz	- produced	102,157	78,912	64,085	406	323	288
PRODUCTIVITY										
per employee	- g	/	- oz	- target	153	163	155	4.92	5.23	4.98
				- actual	84	113	122	2.71	3.64	3.92
per employee	- m2	/	- ft2	- target	6.28	6.01	5.81	67.56	64.68	62.58
				- actual	5.07	6.97	5.64	54.61	74.98	60.67
FINANCIAL RESULTS (MILLION)										
Gold sales					101.7	115.0	504.8	13.0	15.1	73.0
Cost of sales					134.1	129.3	470.8	17.1	16.9	67.8
Cash operating costs					105.0	111.8	415.6	13.4	14.7	60.0
Other cash costs					0.8	0.6	2.8	0.1	0.1	0.4
Total cash costs					105.8	112.4	418.4	13.5	14.8	60.4
Retrenchment costs					1.9	(0.5)	3.8	0.2	(0.1)	0.5
Rehabilitation and other non-cash costs					-	-	(0.1)	-	-	-
Production costs					107.7	111.9	422.1	13.7	14.7	60.9
Amortisation of mining assets					24.7	10.9	49.1	3.2	1.4	7.1
Inventory change					1.7	6.5	(0.4)	0.2	0.8	(0.2)
Operating profit					(32.4)	(14.3)	34.0	(4.1)	(1.8)	5.2
Capital expenditure										
				- mining direct	6.4	87.3	199.8	0.8	11.5	27.9
				- other	-	-	0.5	-	-	0.1
				- recoupments	-	-	-	-	-	-
Net capital expenditure					6.4	87.3	200.3	0.8	11.5	28.0

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	243	263	956	268	290	1,053
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	718	452	1,857	791	498	2,047
				- total	961	715	2,813	1,060	788	3,100
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	1.08	1.01	1.05	0.032	0.029	0.031
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.80	0.85	0.86	0.023	0.025	0.025
				- average	0.87	0.91	0.92	0.025	0.026	0.027
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	263	265	1,001	8	9	32
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	575	384	1,590	18	12	51
				- total	838	649	2,591	27	21	83
Revenue	- R/kg	/	- $/oz	- sold	71,342	67,559	64,635	284	277	290
Total cash costs *	- R	/	- $	- ton milled	30	37	42	4	4	6
	- R/kg	/	- $/oz	- produced	37,834	42,955	49,635	150	178	227
PRODUCTIVITY										
per employee	- g	/	- oz	- target	391	311	332	12.56	10.01	10.69
				- actual	726	254	249	23.35	8.18	8.00
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					59.8	43.5	167.0	7.6	5.7	24.1
Cost of sales					27.6	20.2	83.9	3.5	2.6	12.2
Cash operating costs					21.7	16.5	78.9	2.8	2.2	11.6
Other cash costs					0.1	-	-	-	-	-
Total cash costs					21.8	16.5	78.9	2.8	2.2	11.6
Retrenchment costs					0.1	0.1	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					21.9	16.6	79.1	2.8	2.2	11.6
Amortisation of mining assets					-	0.3	1.5	-	-	0.2
Inventory change					5.7	3.3	3.3	0.7	0.4	0.4
Operating profit					32.2	23.3	83.1	4.1	3.1	11.9
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	(2.9)	-	-	(0.4)	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					(2.9)	-	-	(0.4)	-	-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
TAUTONA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	65	74	288	701	798	3,101
Milled - 000	- tonnes	/	- tons	- reef	377	411	1,649	416	454	1,818
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- total	377	411	1,649	416	454	1,818
Yield	- g/t	/	- oz/t	- reef	12.41	11.60	11.30	0.362	0.338	0.330
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- average	12.41	11.60	11.30	0.362	0.338	0.330
Gold produced	- kg	/	- oz 000	- reef	4,683	4,772	18,643	151	153	599
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- total	4,683	4,772	18,643	151	153	599
Revenue	- R/kg	/	- $/oz	- sold	71,798	67,370	64,811	285	275	290
Total cash costs	- R	/	- $	- ton milled	517	435	433	60	52	57
	- R/kg	/	- $/oz	- produced	41,687	37,553	38,288	166	154	172
PRODUCTIVITY										
per employee	- g	/	- oz	- target	253	294	282	8.14	9.47	9.07
				- actual	245	259	250	7.89	8.34	8.05
per employee	- m2	/	- ft2	- target	3.97	4.49	4.38	42.76	48.31	47.12
				- actual	3.41	4.03	3.87	36.72	43.38	41.65
FINANCIAL RESULTS (MILLION)										
Gold sales					321.7	321.0	1,207.8	41.1	42.1	173.5
Cost of sales					209.1	196.8	761.1	26.7	25.9	109.8
Cash operating costs					193.9	177.8	708.5	24.8	23.4	102.4
Other cash costs					1.4	1.4	5.3	0.2	0.2	0.8
Total cash costs					195.3	179.2	713.8	25.0	23.6	103.2
Retrenchment costs					1.2	1.0	4.5	0.1	0.1	0.5
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					196.5	180.2	718.3	25.1	23.7	103.7
Amortisation of mining assets					14.8	13.1	45.9	1.9	1.7	6.6
Inventory change					(2.2)	3.5	(3.1)	(0.3)	0.5	(0.5)
Operating profit					112.6	124.2	446.7	14.4	16.2	63.7
Capital expenditure										
				- mining direct	7.9	23.3	41.3	1.0	3.1	5.8
				- other	-	0.4	0.8	-	0.1	0.1
				- recoupments	-	-	-	-	-	-
Net capital expenditure					7.9	23.7	42.1	1.0	3.2	5.9

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SAVUKA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	46	57	211	491	616	2,273
Milled - 000	- tonnes	/	- tons	- reef	217	254	1,009	239	280	1,113
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- total	217	254	1,009	239	280	1,113
Yield	- g/t	/	- oz/t	- reef	8.14	8.92	8.39	0.237	0.260	0.245
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- average	8.14	8.92	8.39	0.237	0.260	0.245
Gold produced	- kg	/	- oz 000	- reef	1,764	2,267	8,468	57	73	272
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	-	-	-	-	-	-
				- total	1,764	2,267	8,468	57	73	272
Revenue	- R/kg	/	- $/oz	- sold	71,705	67,344	65,117	286	276	291
Total cash costs	- R	/	- $	- ton milled	547	474	461	63	57	60
	- R/kg	/	- $/oz	- produced	67,173	53,146	54,927	267	218	247
PRODUCTIVITY										
per employee	- g	/	- oz	- target	169	174	171	5.44	5.59	5.51
				- actual	137	183	169	4.40	5.90	5.43
per employee	- m2	/	- ft2	- target	4.52	4.81	4.73	48.69	51.80	50.95
				- actual	3.54	4.63	4.21	38.15	49.87	45.34
FINANCIAL RESULTS (MILLION)										
Gold sales					121.4	152.5	551.2	15.5	20.1	79.2
Cost of sales					121.5	123.8	487.0	15.5	16.4	70.3
Cash operating costs					117.5	120.0	463.1	15.0	15.8	66.8
Other cash costs					1.0	0.5	2.0	0.1	0.1	0.4
Total cash costs					118.5	120.5	465.1	15.1	15.9	67.2
Retrenchment costs					1.2	0.7	4.4	0.1	0.1	0.6
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					119.7	121.2	469.5	15.2	16.0	67.8
Amortisation of mining assets					14.0	7.3	24.8	1.8	1.0	3.5
Inventory change					(12.2)	(4.7)	(7.3)	(1.5)	(0.6)	(1.0)
Operating profit					(0.1)	28.7	64.2	-	3.7	8.9
Capital expenditure										
				- mining direct	-	3.3	7.4	-	0.4	1.0
				- other	-	0.1	0.2	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	3.4	7.6	-	0.4	1.0

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
MPONENG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	63	65	259	680	697	2,788
Milled - 000	- tonnes	/	- tons	- reef	369	360	1,535	407	397	1,692
				- waste	-	-	16	-	-	17
				- surface and dump reclamation	-	-	-	-	-	-
				- total	369	360	1,551	407	397	1,709
Yield	- g/t	/	- oz/t	- reef	6.91	7.00	8.13	0.202	0.204	0.237
				- waste	-	-	0.31	-	-	0.009
				- surface and dump reclamation	-	-	-	-	-	-
				- average	6.91	7.00	8.05	0.202	0.204	0.235
Gold produced	- kg	/	- oz 000	- reef	2,553	2,521	12,484	82	81	401
				- waste	-	-	5	-	-	0
				- surface and dump reclamation	-	-	-	-	-	-
				- total	2,553	2,521	12,489	82	81	402
Revenue	- R/kg	/	- $/oz	- sold	71,521	67,406	64,398	289	276	292
Total cash costs	- R	/	- $	- ton milled	440	465	427	51	55	56
	- R/kg	/	- $/oz	- produced	63,654	66,470	53,000	253	271	238
PRODUCTIVITY										
per employee	- g	/	- oz	- target	188	208	207	6.06	6.69	6.64
				- actual	153	155	190	4.93	4.99	6.10
per employee	- m2	/	- ft2	- target	4.42	4.35	4.15	47.62	46.78	44.70
				- actual	3.80	3.99	3.93	40.90	42.90	42.34
FINANCIAL RESULTS (MILLION)										
Gold sales					176.6	169.7	804.0	22.6	22.3	117.2
Cost of sales					187.5	191.3	745.6	24.0	25.1	107.5
Cash operating costs					161.2	166.8	658.4	20.6	21.9	95.0
Other cash costs					1.3	0.8	3.5	0.2	0.1	0.4
Total cash costs					162.5	167.6	661.9	20.8	22.0	95.4
Retrenchment costs					0.9	0.7	3.0	0.1	0.1	0.4
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					163.4	168.3	664.9	20.9	22.1	95.8
Amortisation of mining assets					18.9	16.7	78.4	2.4	2.2	11.4
Inventory change					5.2	6.3	2.3	0.7	0.8	0.3
Operating profit					(10.9)	(21.6)	58.4	(1.4)	(2.8)	9.7
Capital expenditure										
				- mining direct	46.5	66.6	198.8	5.9	8.8	28.2
				- other	-	1.6	4.5	-	0.2	0.7
				- recoupments	-	-	-	-	-	-
Net capital expenditure					46.5	68.2	203.3	5.9	9.0	28.9

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
ELANDSRAND MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	28	106	392	301	1,141	4,219
Milled - 000	- tonnes /	- tons	- reef	99	418	1,697	109	461	1,871
			- waste	2	7	32	2	8	35
			- surface and dump reclamation	-	-	-	-	-	-
			- total	101	425	1,729	111	468	1,906
Yield	- g/t /	- oz/t	- reef	6.24	6.19	6.48	0.182	0.181	0.189
			- waste	1.00	0.57	0.47	0.029	0.017	0.014
			- surface and dump reclamation	-	-	-	-	-	-
			- average	6.13	6.10	6.37	0.179	0.178	0.186
Gold produced	- kg /	- oz 000	- reef	618	2,589	10,993	20	83	354
			- waste	2	4	15	0	0	0
			- surface and dump reclamation	-	-	-	-	-	-
			- total	620	2,593	11,008	20	83	355
Revenue	- R/kg /	- $/oz	- sold	67,726	67,273	64,736	271	275	292
Total cash costs	- R /	- $	- ton milled	554	420	399	65	50	52
	- R/kg /	- $/oz	- produced	90,300	68,792	62,597	362	282	281
PRODUCTIVITY									
per employee	- g /	- oz	- target	134	183	181	4.31	5.89	5.82
			- actual	104	146	153	3.34	4.70	4.92
per employee	- m2 /	- ft2	- target	5.25	5.91	5.70	56.53	63.61	61.31
			- actual	4.69	5.97	5.44	50.48	64.29	58.51
FINANCIAL RESULTS (MILLION)									
Gold sales				42.2	174.2	712.4	5.4	22.9	103.2
Cost of sales				56.2	194.1	753.1	7.2	25.6	108.8
Cash operating costs				55.5	177.7	686.4	7.2	23.4	99.1
Other cash costs				0.4	0.7	2.7	0.1	0.1	0.4
Total cash costs				55.9	178.4	689.1	7.2	23.5	99.5
Retrenchment costs				-	0.4	3.7	-	0.1	0.6
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				55.9	178.8	692.8	7.2	23.6	100.1
Amortisation of mining assets				-	16.3	65.1	-	2.1	9.4
Inventory change				0.3	(1.0)	(4.8)	-	(0.1)	(0.7)
Operating profit				(14.0)	(19.9)	(40.7)	(1.8)	(2.7)	(5.6)
Capital expenditure									
			- mining direct	11.8	34.8	131.6	1.5	4.6	18.9
			- other	-	-	(0.3)	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				11.8	34.8	131.3	1.5	4.6	18.9

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
DEELKRAAL MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	9	32	139	93	340	1,491
Milled - 000	- tonnes	/	- tons	- reef	55	154	758	61	169	836
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	55	154	758	61	169	836
Yield	- g/t	/	- oz/t	- reef	7.55	8.38	7.17	0.220	0.244	0.209
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.55	8.38	7.17	0.220	0.244	0.209
Gold produced	- kg	/	- oz 000	- reef	417	1,288	5,434	13	41	175
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	417	1,288	5,434	13	41	175
Revenue	- R/kg	/	- $/oz	- sold	67,726	67,260	64,834	271	276	292
Total cash costs	- R	/	- $	- ton milled	625	553	467	73	66	62
	- R/kg	/	- $/oz	- produced	82,790	66,006	65,200	331	271	294
PRODUCTIVITY										
per employee	- g	/	- oz	- target	140	164	163	4.50	5.28	5.25
				- actual	123	123	126	3.97	3.95	4.05
per employee	- m2	/	- ft2	- target	3.37	4.31	4.23	36.28	46.39	45.56
				- actual	2.55	3.01	3.21	27.45	32.39	34.56
FINANCIAL RESULTS (MILLION)										
Gold sales					28.4	86.5	352.2	3.6	11.4	51.0
Cost of sales					34.8	92.1	400.3	4.4	12.1	58.0
Cash operating costs					34.3	84.5	352.3	4.4	11.1	51.0
Other cash costs					0.2	0.5	2.0	-	0.1	0.4
Total cash costs					34.5	85.0	354.3	4.4	11.2	51.4
Retrenchment costs					0.2	0.4	2.8	-	0.1	0.4
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					34.7	85.4	357.1	4.4	11.3	51.8
Amortisation of mining assets					-	16.3	54.6	-	2.1	7.8
Inventory change					0.1	(9.6)	(11.4)	-	(1.3)	(1.6)
Operating profit					(6.4)	(5.6)	(48.1)	(0.8)	(0.7)	(7.0)
Capital expenditure										
				- mining direct	-	2.6	10.9	-	0.3	1.6
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	2.6	10.9	-	0.3	1.6

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	1	4	12	1	4	13
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	41	140	556	46	154	613
				- total	42	144	568	47	158	626
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	14.56	13.61	12.57	0.425	0.397	0.366
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.60	0.50	0.61	0.018	0.014	0.018
				- average	1.03	0.86	0.85	0.030	0.025	0.025
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	19	54	145	1	2	5
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	25	69	339	1	2	11
				- total	44	124	483	1	4	16
Revenue	- R/kg	/	- $/oz	- sold	67,726	67,902	64,657	271	270	285
Total cash costs*	- R	/	- $	- ton milled	4	34	33	0	4	4
	- R/kg	/	- $/oz	- produced	6,134	69,261	54,605	28	269	248
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					3.0	8.4	31.4	0.4	1.1	4.5
Cost of sales					0.2	4.9	18.7	-	0.6	2.7
Cash operating costs					0.2	4.8	18.5	-	0.6	2.7
Other cash costs					-	-	-	-	-	-
Total cash costs					0.2	4.8	18.5	-	0.6	2.7
Retrenchment costs					-	0.1	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					0.2	4.9	18.7	-	0.6	2.7
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	-	-	-	-	-
Operating profit					2.8	3.5	12.7	0.4	0.5	1.8
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

* Excludes reclamation from rehabilitation

AFRICAN REGION

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
NAVACHAB					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Mined	- tonnes /	- tons	- 000		923	1,234	5,224	1,017	1,360	5,758
Volume mined	- bcm /	- bcy	- 000		270	350	1,490	353	457	1,949
Stripping ratio			- t(mined-treated)							
			/t treated		1.92	2.60	2.96	1.92	2.60	2.96
Treated	- tonnes /	- tons	- 000		316	343	1,319	349	378	1,454
Yield	- g/t /	- oz/t			2.04	1.96	1.82	0.060	0.057	0.053
Gold produced	- kg /	- oz 000			646	671	2,399	21	22	77
Revenue	- R/kg /	- $/oz	- sold		67,014	66,889	65,554	266	273	293
Total cash costs	- R/kg /	- $/oz	- produced		43,863	39,847	42,249	174	163	189
PRODUCTIVITY										
per employee	- g /	- oz	- target		611	598	533	19.63	19.23	17.14
			- actual		623	657	570	20.03	21.14	18.32
FINANCIAL RESULTS (MILLION)										
Gold sales					43.3	44.9	157.3	5.5	5.9	22.6
Cost of sales					30.8	29.4	113.3	3.9	3.9	16.3
Cash operating costs					28.1	26.7	101.1	3.6	3.5	14.6
Other cash costs					0.2	-	0.3	-	-	-
Total cash costs					28.3	26.7	101.4	3.6	3.5	14.6
Rehabilitation and other non-cash costs					0.2	0.5	(0.1)	-	0.1	-
Production costs					28.5	27.2	101.3	3.6	3.6	14.6
Amortisation of mining assets					2.1	2.8	12.6	0.3	0.4	1.8
Inventory change					0.2	(0.6)	(0.6)	-	(0.1)	(0.1)
Operating profit					12.5	15.5	44.0	1.6	2.0	6.3
Capital expenditure					0.9	0.2	1.1	0.1	-	0.1

AFRICAN REGION

SADIOLA - Attributable 38%				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,791	1,657	5,835	1,974	1,827	6,432
Volume mined	- bcm /	- bcy	- 000	1,014	908	3,245	1,327	1,188	4,244
Stripping ratio			- t(mined-treated)						
			/t treated	2.51	2.09	1.87	2.51	2.09	1.87
Treated	- tonnes /	- tons	- 000	510	537	2,030	562	592	2,238
Yield	- g/t /	- oz/t		3.02	3.14	3.56	0.088	0.092	0.104
Gold produced	- kg /	- oz 000		1,541	1,684	7,227	50	54	232
Revenue	- R/kg /	- $/oz	- sold	73,523	73,369	67,596	292	300	302
Total cash costs	- R/kg /	- $/oz	- produced	32,591	29,533	25,393	130	121	114
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,430	1,904	2,066	45.99	61.21	66.43
			- actual	2,335	1,782	1,930	75.08	57.31	62.06
FINANCIAL RESULTS (MILLION)									
Gold sales				109.1	127.6	493.7	13.9	16.8	71.0
Cost of sales				73.2	75.8	274.9	9.3	9.9	39.6
Cash operating costs				42.6	41.1	148.0	5.4	5.4	21.4
Other cash costs				7.6	8.6	35.5	1.0	1.1	5.1
Total cash costs				50.2	49.7	183.5	6.4	6.5	26.5
Rehabilitation and other non-cash costs				1.1	0.3	1.3	0.1	-	0.2
Production costs				51.3	50.0	184.8	6.5	6.5	26.7
Amortisation of mining assets				24.7	24.0	87.2	3.2	3.2	12.5
Inventory change				(2.8)	1.8	2.9	(0.4)	0.2	0.4
Operating profit				35.9	51.8	218.8	4.6	6.9	31.4
Capital expenditure				5.9	8.0	26.3	0.8	1.0	3.8

AFRICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
MORILA - Attributable 40%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,657	1,682	1,682	1,826	1,854	1,854
Volume mined	- bcm /	- bcy	- 000	815	980	980	1,066	1,282	1,282
Stripping ratio			- t(mined-treated) /t treated	6.03	7.41	7.41	6.03	7.41	7.41
Treated	- tonnes /	- tons	- 000	236	200	200	260	220	220
Yield	- g/t /	- oz/t		8.41	8.81	8.81	0.245	0.257	0.257
Gold produced	- kg /	- oz 000		1,984	1,762	1,762	64	57	57
Revenue	- R/kg /	- $/oz	- sold	66,698	65,898	65,898	265	268	268
Total cash costs	- R/kg /	- $/oz	- produced	22,535	21,627	21,627	90	88	88
PRODUCTIVITY									
per employee	- g /	- oz	- target	2,135	4,736	4,736	68.63	152.27	152.27
			- actual	4,714	4,736	4,736	151.55	152.27	152.27
FINANCIAL RESULTS (MILLION)									
Gold sales				132.3	116.1	116.1	16.9	15.2	15.2
Cost of sales				83.6	66.7	66.7	10.6	8.7	8.7
Cash operating costs				35.6	30.0	30.0	4.5	3.9	3.9
Other cash costs				9.1	8.1	8.1	1.2	1.1	1.1
Total cash costs				44.7	38.1	38.1	5.7	5.0	5.0
Rehabilitation and other non-cash costs				0.4	0.1	0.1	-	-	-
Production costs				45.1	38.2	38.2	5.7	5.0	5.0
Amortisation of mining assets				38.7	28.5	28.5	4.9	3.7	3.7
Inventory change				(0.2)	-	-	-	-	-
Operating profit				48.7	49.4	49.4	6.3	6.5	6.5
Capital expenditure				31.8	76.6	110.8	4.1	10.0	15.0

AFRICAN REGION

	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
GEITA - Attributable 50%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - tonnes / - tons - 000	3,382	-	-	3,728	-	-
Volume mined - bcm / - bcy - 000	1,405	-	-	1,837	-	-
Stripping ratio - t(mined-treated)						
/t treated	7.38	-	-	7.38	-	-
Treated - tonnes / - tons - 000	404	-	-	445	-	-
Yield - g/t / - oz/t	4.64	-	-	0.135	-	-
Gold produced - kg / - oz 000	1,875	-	-	60	-	-
Revenue - R/kg / - $/oz - sold	74,189	-	-	295	-	-
Total cash costs - R/kg / - $/oz - produced	35,392	-	-	141	-	-
PRODUCTIVITY						
per employee - g / - oz - target	1,211	-	-	38.94	-	-
- actual	2,029	-	-	65.23	-	-
FINANCIAL RESULTS (MILLION)						
Gold revenue	139.1	-	-	17.8	-	-
Cost of sales	102.6	-	-	13.1	-	-
Cash operating costs	61.5	-	-	7.9	-	-
Other cash costs	4.9	-	-	0.6	-	-
Total cash costs	66.4	-	-	8.5	-	-
Rehabilitation and other non-cash costs	1.1	-	-	0.1	-	-
Production costs	67.5	-	-	8.6	-	-
Amortisation of mining assets	30.3	-	-	3.9	-	-
Inventory change	4.8	-	-	0.6	-	-
Operating profit	36.5	-	-	4.7	-	-
Capital expenditure	29.2	-	-	3.7	-	-

NORTH AMERICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
CRIPPLE CREEK & VICTOR J.V.				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	6,978	7,021	26,253	7,692	7,739	28,939
Stripping ratio			- t(mined-treated)						
			/t treated	1.15	1.51	1.56	1.15	1.51	1.56
Treated	- tonnes /	- tons	- 000	3,241	2,795	10,269	3,573	3,081	11,319
Gold in ore	- kg /	- oz 000		3,417	3,395	12,270	110	109	394
Yield	- g/t /	- oz/t		0.48	0.72	0.75	0.014	0.021	0.022
Gold produced	- kg /	- oz 000		1,572	2,004	7,702	51	64	248
Total									
Yield	- g/t /	- oz/t		0.48	0.72	0.75	0.014	0.021	0.022
Gold produced	- kg /	- oz 000		1,572	2,004	7,702	51	64	248
Revenue	- R/kg /	- $/oz	- sold	81,505	85,023	74,471	324	345	330
Total cash costs	- R/kg /	- $/oz	- produced	* 42,519	42,870	39,340	169	175	175
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,953	1,969	2,241	62.80	63.30	72.06
			- actual	1,910	1,914	1,886	61.40	61.54	60.63
FINANCIAL RESULTS (MILLION)									
Gold sales				128.1	170.4	573.6	16.3	22.3	81.6
Cost of sales				101.9	135.0	479.9	13.0	17.8	68.8
Cash operating costs				95.0	90.9	327.0	12.1	12.0	47.0
Other cash costs				-	-	-	-	-	-
Total cash costs				95.0	90.9	327.0	12.1	12.0	47.0
Rehabilitation and other non-cash costs				(5.7)	3.6	12.2	(0.7)	0.5	1.7
Production costs				89.3	94.5	339.2	11.4	12.5	48.7
Amortisation of mining assets				40.8	45.5	164.7	5.2	6.0	23.6
Inventory change				(28.2)	(5.0)	(24.0)	(3.6)	(0.7)	(3.5)
Operating profit				26.2	35.4	93.7	3.3	4.5	12.8
Capital expenditure				83.9	43.2	141.7	10.7	5.7	20.3

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.
* Cash cost calculation includes inventory

NORTH AMERICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
JERRITT CANYON J.V. - Attributable 70%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	314	234	820	346	258	904
Treated	- tonnes /	- tons	- 000	236	159	555	260	175	611
Gold in ore	- kg /	- oz 000		1,677	1,924	6,342	54	62	204
Yield	- g/t /	- oz/t		9.84	15.58	13.93	0.287	0.454	0.406
Gold produced	- kg /	- oz 000		2,321	2,480	7,724	75	80	248
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Stripping ratio			- t(mined-treated)						
			/t treated	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Total									
Yield	- g/t /	- oz/t		9.84	15.58	13.93	0.287	0.454	0.406
Gold produced	- kg /	- oz 000		2,321	2,480	7,724	75	80	248
Revenue	- R/kg /	- $/oz	- sold	81,382	84,824	74,909	324	345	331
Total cash costs	- R/kg /	- $/oz	- produced	58,437	59,301	48,730	232	243	215
PRODUCTIVITY									
per employee	- g /	- oz	- target	2,585	2,155	2,134	83.12	69.29	68.61
			- actual	2,565	2,706	1,986	82.47	87.00	69.42
FINANCIAL RESULTS (MILLION)									
Gold sales				188.9	210.4	578.6	24.1	27.5	82.1
Cost of sales				178.0	198.5	532.6	22.6	26.1	75.6
Cash operating costs				135.7	147.1	376.4	17.3	19.3	53.4
Other cash costs				-	-	-	-	-	-
Total cash costs				135.7	147.1	376.4	17.3	19.3	53.4
Rehabilitation and other non-cash costs				2.6	1.9	5.9	0.3	0.3	0.8
Production costs				138.3	149.0	382.3	17.6	19.6	54.2
Amortisation of mining assets				39.5	46.4	148.0	5.0	6.1	21.1
Inventory change				0.2	3.1	2.3	-	0.4	0.3
Operating profit				10.9	11.9	46.0	1.5	1.4	6.5
Capital expenditure				23.7	27.9	110.6	3.0	3.7	15.9

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
MORRO VELHO				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	229	267	853	253	294	940
Treated	- tonnes /	- tons	- 000	228	267	851	252	294	938
Gold in ore	- kg /	- oz 000		1,563	2,132	6,668	50	69	214
Yield	- g/t /	- oz/t		6.37	7.61	7.25	0.186	0.222	0.211
Gold produced	- kg /	- oz 000		1,461	2,031	6,182	47	65	199
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	229	236	826	253	261	910
Stripping ratio		- t(mined-treated)							
		/t treated		8.49	9.35	6.32	8.49	9.35	6.32
Treated	- tonnes /	- tons	- 000	24	23	113	27	25	124
Gold in ore	- kg /	- oz 000		84	67	404	3	2	13
Yield	- g/t /	- oz/t		3.27	2.76	3.33	0.095	0.080	0.097
Gold produced	- kg /	- oz 000		79	63	376	3	2	12
Total									
Yield	- g/t /	- oz/t		6.07	7.23	6.79	0.177	0.211	0.198
Gold produced	- kg /	- oz 000		1,540	2,094	6,558	50	67	211
Revenue	- R/kg /	- $/oz	- sold	81,549	80,651	73,799	323	329	328
Total cash costs	- R/kg /	- $/oz	- produced	32,907	33,393	30,169	131	136	134
PRODUCTIVITY									
per employee	- g /	- oz	- target	373	446	423	11.98	14.34	13.61
			- actual	367	496	426	11.79	15.94	13.69
FINANCIAL RESULTS (MILLION)									
Gold sales				137.5	147.5	461.2	17.5	19.4	66.0
Cost of sales				73.9	82.5	259.8	9.5	10.7	36.9
Cash operating costs				49.7	68.9	194.0	6.4	9.0	27.6
Other cash costs				1.0	1.1	3.8	0.1	0.1	0.5
Total cash costs				50.7	70.0	197.8	6.5	9.1	28.1
Rehabilitation and other non-cash costs				1.6	1.6	3.0	0.2	0.2	0.4
Production costs				52.3	71.6	200.8	6.7	9.3	28.5
Amortisation of mining assets				20.9	20.6	69.5	2.7	2.7	10.0
Inventory change				0.7	(9.7)	(10.5)	0.1	(1.3)	(1.6)
Operating profit				63.6	65.0	201.4	8.0	8.7	29.1
Capital expenditure				20.4	19.2	73.6	2.60	2.5	10.4

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SERRA GRANDE - Attributable 50%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	91	93	376	101	103	414
Treated	- tonnes /	- tons	- 000	91	92	368	100	101	405
Gold in ore	- kg /	- oz 000		777	759	3,153	25	24	101
Yield	- g/t /	- oz/t		8.18	7.87	8.15	0.239	0.230	0.238
Gold produced	- kg /	- oz 000		741	724	2,999	24	23	96
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Stripping ratio		- t(mined-treated)							
		/t treated		-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Total									
Yield	- g/t /	- oz/t		8.18	7.87	8.15	0.239	0.230	0.238
Gold produced	- kg /	- oz 000		741	724	2,999	24	23	96
Revenue	- R/kg /	- $/oz	- sold	81,487	84,502	74,120	323	345	330
Total cash costs	- R/kg /	- $/oz	- produced	27,762	30,281	25,043	110	124	112
PRODUCTIVITY									
per employee	- g /	- oz	- target	933	953	964	29.99	30.64	30.99
			- actual	946	931	968	30.41	29.94	31.12
FINANCIAL RESULTS (MILLION)									
Gold sales				64.5	60.4	218.0	8.2	7.9	31.3
Cost of sales				33.7	32.0	112.8	4.3	4.1	16.3
Cash operating costs				19.7	21.0	71.8	2.5	2.8	10.3
Other cash costs				0.9	0.9	3.3	0.1	0.1	0.5
Total cash costs				20.6	21.9	75.1	2.6	2.9	10.8
Rehabilitation and other non-cash costs				0.6	1.8	3.3	0.1	0.2	0.5
Production costs				21.2	23.7	78.4	2.7	3.1	11.3
Amortisation of mining assets				10.9	9.4	36.4	1.4	1.2	5.3
Inventory change				1.6	(1.1)	(2.0)	0.2	(0.2)	(0.3)
Operating profit				30.8	28.4	105.2	3.9	3.8	15.0
Capital expenditure				3.5	5.4	19.6	0.4	0.7	2.8

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
CERRO VANGUARDIA - Attributable 46.25%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	1,227	977	3,696	1,352	1,077	4,074
Stripping ratio			- t(mined-treated)						
			/t treated	11.56	9.06	9.11	11.56	9.06	9.11
Treated	- tonnes /	- tons	- 000	98	97	365	108	107	403
Gold in ore	- kg /	- oz 000		1,081	1,029	4,255	35	33	137
Yield	- g/t /	- oz/t		10.69	10.16	11.22	0.312	0.296	0.327
Gold produced	- kg /	- oz 000		1,044	986	4,101	34	32	132
Total									
Yield	- g/t /	- oz/t		10.69	10.16	11.22	0.312	0.296	0.327
Gold produced	- kg /	- oz 000		1,044	986	4,101	34	32	132
Revenue	- R/kg /	- $/oz	- sold	74,263	74,254	67,337	295	304	308
Total cash costs	- R/kg /	- $/oz	- produced	36,359	41,593	32,742	144	170	146
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,541	1,701	1,747	49.54	54.70	56.17
			- actual	1,898	2,054	2,100	61.01	66.04	67.50
FINANCIAL RESULTS (MILLION)									
Gold sales				78.7	84.0	310.9	10.0	11.1	45.7
Cost of sales				61.7	64.5	219.3	7.8	8.5	31.5
Cash operating costs				33.0	35.8	114.2	4.2	4.7	16.3
Other cash costs				5.0	5.2	20.1	0.6	0.7	2.9
Total cash costs				38.0	41.0	134.3	4.8	5.4	19.2
Rehabilitation and other non-cash costs				1.7	1.5	2.9	0.2	0.2	0.4
Production costs				39.7	42.5	137.2	5.0	5.6	19.6
Amortisation of mining assets				22.0	20.8	73.5	2.8	2.7	10.6
Inventory change				-	1.2	8.6	-	0.2	1.3
Operating profit				17.0	19.5	91.6	2.2	2.6	14.2
Capital expenditure				17.0	5.7	5.7	2.2	0.8	0.8

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
SUNRISE DAM					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	4,989	5,158	14,106	6,526	6,747	18,452
Treated	- tonnes	/	- tons	- 000	458	464	1,812	505	511	1,998
Yield	- g/t	/	- oz/t		5.03	4.39	3.87	0.147	0.128	0.113
Gold produced	- kg	/	- oz 000		2,302	2,037	7,011	74	65	225
Revenue	- R/kg	/	- $/oz	- sold	86,469	70,078	71,603	344	287	320
Total cash costs	- R/kg	/	- $/oz	- produced	33,158	37,244	38,466	132	152	172
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,551	1,502	1,298	82.03	48.28	41.73
				- actual	2,222	2,209	2,292	71.44	71.02	73.69
FINANCIAL RESULTS (MILLION)										
Gold sales					152.8	151.0	523.8	19.5	19.8	75.3
Cost of sales					92.8	99.4	336.0	12.0	12.9	48.4
Cash operating costs					56.9	72.5	261.0	7.3	9.5	37.5
Other cash costs					19.5	3.4	8.7	2.5	0.4	1.2
Total cash costs					76.4	75.9	269.7	9.8	9.9	38.7
Rehabilitation and other non-cash costs					1.4	1.1	3.8	0.2	0.1	0.5
Production costs					77.8	77.0	273.5	10.0	10.0	39.2
Amortisation of mining assets					25.6	24.3	85.4	3.3	3.2	12.3
Inventory change					(10.6)	(1.9)	(22.9)	(1.3)	(0.3)	(3.1)
Operating profit					60.0	51.6	187.8	7.5	6.9	26.9
Capital expenditure					110.7	108.7	194.1	14.2	14.3	26.8

AUSTRALASIAN REGION

			Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
BODDINGTON - Attributable 33.33%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined	- bcm / - bcy	- 000	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	723	758	2,934	797	835	3,234
Yield	- g/t / - oz/t		0.83	0.76	0.82	0.024	0.022	0.024
Gold produced	- kg / - oz 000		600	579	2,394	19	19	77
Revenue	- R/kg / - $/oz	- sold	82,547	70,331	71,668	329	287	323
Total cash costs	- R/kg / - $/oz	- produced	51,879	50,884	48,122	206	208	216
PRODUCTIVITY								
per employee	- g / - oz	- target	1,818	1,910	1,847	58.46	61.42	59.38
		- actual	1,694	1,644	1,706	54.45	52.86	54.86
FINANCIAL RESULTS (MILLION)								
Gold sales			42.0	38.2	170.0	5.4	5.0	24.6
Cost of sales			35.5	27.5	127.9	4.5	3.6	18.5
Cash operating costs			30.1	28.5	112.5	3.8	3.7	16.2
Other cash costs			1.0	1.0	2.7	0.1	0.1	0.4
Total cash costs			31.1	29.5	115.2	3.9	3.8	16.6
Rehabilitation and other non-cash costs			-	0.4	1.7	-	0.1	0.2
Production costs			31.1	29.9	116.9	3.9	3.9	16.8
Amortisation of mining assets			5.2	1.7	6.3	0.7	0.2	0.9
Inventory change			(0.8)	(4.1)	4.7	(0.1)	(0.5)	0.8
Operating profit			6.5	10.7	42.1	0.9	1.4	6.1
Capital expenditure			1.5	2.7	13.9	0.2	0.4	2.0

AUSTRALASIAN REGION

					Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
TANAMI - Attributable 40%					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	436	605	3,073	570	791	4,019
Treated	- tonnes	/	- tons	- 000	129	151	575	143	166	634
Yield	- g/t	/	- oz/t		1.89	2.44	2.59	0.055	0.071	0.076
Gold produced	- kg	/	- oz 000		244	369	1,493	8	12	48
Revenue	- R/kg	/	- $/oz	- sold	83,347	70,418	71,606	332	288	320
Total cash costs	- R/kg	/	- $/oz	- produced	106,707	65,126	63,931	423	267	286
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,336	1,695	1,559	42.95	54.49	50.13
				- actual	934	1,238	1,279	30.03	39.79	41.13
FINANCIAL RESULTS (MILLION)										
Gold sales					16.4	26.0	106.9	2.1	3.4	15.4
Cost of sales					28.0	26.2	101.2	3.6	3.5	14.7
Cash operating costs					25.5	23.2	92.8	3.3	3.1	13.4
Other cash costs					0.5	0.8	2.7	0.1	0.1	0.4
Total cash costs					26.0	24.0	95.5	3.4	3.2	13.8
Rehabilitation and other non-cash costs					-	-	0.4	-	-	0.1
Production costs					26.0	24.0	95.9	3.4	3.2	13.9
Amortisation of mining assets					1.8	3.7	9.0	0.2	0.5	1.3
Inventory change					0.2	(1.5)	(3.7)	-	(0.2)	(0.5)
Operating profit					(11.6)	(0.2)	5.7	(1.5)	(0.1)	0.7
Capital expenditure					1.7	2.1	8.9	0.2	0.3	1.3

AUSTRALASIAN REGION

				Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
UNION REEFS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/	- bcy	- 000	1,005	882	5,426	1,315	1,154	7,098
Treated	- tonnes	/	- tons	- 000	704	700	2,823	776	772	3,111
Yield	- g/t	/	- oz/t		1.39	1.68	1.40	0.040	0.049	0.041
Gold produced	- kg	/	- oz 000		976	1,176	3,939	31	38	127
Revenue	- R/kg	/	- $/oz	- sold	82,868	70,098	71,278	330	287	318
Cash costs	- R/kg	/	- $/oz	- produced	48,534	55,896	61,363	193	229	274
PRODUCTIVITY									
per employee	- g	/	- oz	- target	2,308	1,547	1,537	74.21	49.74	49.42
				- actual	1,685	1,744	1,391	54.17	56.08	44.71
FINANCIAL RESULTS (MILLION)									
Gold sales					62.5	88.1	291.3	8.0	11.6	41.8
Cost of sales					60.4	74.9	265.4	7.9	9.8	38.3
Cash operating costs					52.2	65.7	241.7	6.7	8.6	34.7
Other cash costs					(4.8)	-	-	(0.6)	-	-
Total cash costs					47.4	65.7	241.7	6.1	8.6	34.7
Rehabilitation costs					2.0	0.8	7.6	0.3	0.1	1.1
Production costs					49.4	66.5	249.3	6.4	8.7	35.8
Amortisation of mining assets					7.5	8.4	23.8	1.0	1.1	3.4
Inventory change					3.5	-	(7.7)	0.5	-	(0.9)
Operating profit					2.1	13.2	25.9	0.1	1.8	3.5
Capital expenditure					1.0	(0.6)	6.1	0.1	(0.1)	0.8

AUSTRALASIAN REGION

		Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000	Quarter ended March 2001	Quarter ended December 2000	Year ended December 2000
BROCKS CREEK		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Volume mined	- bcm / - bcy - 000	-	-	314	-	-	411
Treated	- tonnes / - tons - 000	-	201	1,160	-	222	1,278
Yield	- g/t / - oz/t	-	1.21	1.26	-	0.035	0.037
Gold produced	- kg / - oz 000	-	243	1,463	-	8	47
Revenue	- R/kg / - $/oz - sold	-	70,454	71,099	-	289	324
Cash costs	- R/kg / - $/oz - produced	-	40,788	43,799	-	167	201
PRODUCTIVITY							
per employee	- g / - oz - target	-	-	2,065	-	-	66.40
	- actual	-	2,210	2,103	-	71.05	67.60
FINANCIAL RESULTS (MILLION)							
Gold sales		-	18.7	105.7	-	2.5	15.5
Cost of sales		0.2	16.0	83.3	-	2.2	12.2
Cash operating costs		0.2	9.5	63.0	-	1.3	9.3
Other cash costs		-	0.4	1.1	-	0.1	0.2
Total cash costs		0.2	9.9	64.1	-	1.4	9.5
Rehabilitation costs		-	1.5	(3.6)	-	0.2	(0.6)
Production costs		0.2	11.4	60.5	-	1.6	8.9
Amortisation of mining assets		-	0.1	14.9	-	-	2.3
Inventory change		-	4.5	7.9	-	0.6	1.0
Operating profit		(0.2)	2.7	22.4	-	0.3	3.3
Capital expenditure		0.2	0.1	2.1	-	-	0.3

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell (Chairman and Chief Executive Officer)
J G Best
K H Williams

Non-Executive
R P Edey (British) (Deputy Chairman)
F B Arisman (American)
Mrs E le R Bradley
C B Brayshaw
Dr J W Campbell
Dr V K Fung (American)
M W King (Alternate: R P Garnett)
T J Motlatsi
D M J Ncube
N F Oppenheimer
J Ogilvie Thompson
A J Trahar (Alternate: W A Nairn)

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

100 Pall Mall
St James's
London SW1Y 5HP
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

*Global Buy*DIRECT[SM]
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.

For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT[SM]
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                       Name: C R Bull
                                       Title: Company Secretary